Registrant: TIAA-CREF Life Insurance Company

8500 Andrew Carnegie Blvd.

(MS SSC-C2-08)

Charlotte, NC 28262

Kenneth W. Reitz

Associate General Counsel

Office: 704-988-4455

Fax: 704-988-1615

E-mail: kreitz@tiaa-cref.org

March 25, 2011

VIA EDGAR TRANSMISSION as CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Kosoff – Office of Insurance Products

Re:	TIAA-CREF Life Insurance Company (“Registrant”)

File No. 333-149714

POST-EFFECTIVE AMENDMENT #4 to the Registration on Form S-1.

Investment Horizon Annuity, an individual flexible premium modified guaranteed annuity contract

DRAFT Amendment #4 responds to the Commission’s comment letter dated February 4, 2011

Dear Mr. Kosoff:

Today, we are filing, via EDGAR as Correspondence, this letter and a DRAFT of the above-referenced amendment to the above-referenced registration, marked to show changes from Post-Effective Amendment #3 that address the Commissions comments as stated in its February 4, 2011 letter. This letter repeats and responds to each of the Commission’s comments in that letter. The DRAFT amendment is intentionally incomplete and is focused on providing prospectus language pertinent to the Commission’s comments.

1. General Comments:

a. There is no discussion of required minimum distributions (RMDs) in the prospectus, except in the tax discussion. Please explain supplementally whether RMDs are exempt from an MVA and whether the FLIO payments would be sufficient to cover the RMD for the value allocated to the FLIO.

RESPONSE: RMDs are exempt from an MVA. FLIO Payments have been designed to meet RMD requirements.

b. Please consider adding a chart, table or other device to the summary section explaining the benefits and draw backs of each option available. (i.e., short-term holding account offers greatest flexibility, but the lowest interest rate; FTD offers higher interest rates, but with less flexibility and certainty with respect to amount withdrawn before the end of the period; the FLIO, offers lifetime payments, but has even less flexibility and greater uncertainty with respect to amounts surrendered; and the income options offers a fixed stream of payments, with a very limited means of accessing your money.)

RESPONSE: We added the requested chart to the SUMMARY section and labeled it “Summary of Contract Allocation Options.”

c. Please move the discussion of the Short-term Holding Account from the FTD section to its own section.

RESPONSE: We added the requested new “Short Term Holding Account” provision immediately preceding the “Fixed Term Deposit” provision and moved certain FTD provision language to the new STHA provision.

File No. 333-149714; Post-Effective #4

Response from TIAA-CREF Life

March 25, 2011

d. Please clarify that the Short Term Holding Account is an interest bearing account and disclose the guaranteed minimum interest rate that may be earned under this investment option.

RESPONSE: We added this information to the new “STHA” provision referenced in our answer to comment 1.c., above.

e. Please explain supplementally whether TIAA Life Insurance Company is concerned about possible exploitation of the surrender provisions of the FLIO. (i.e., An investor might invest in the FLIO and immediate withdraw those funds to get a longevity contract (by still being eligible for FLIO payments after the Income Security Date) for the cost of the surrender charge and MVA.)

RESPONSE: TIAA-CREF Life mitigates the risk of exploitation of the surrender provisions of the FLIO through product expenses and investment spread. For owners who might take immediate withdrawals from a FLIO, the 0.50% factor in the MVA formula and the FLIO surrender charge cover the insurer’s cost of the longevity protection being provided. For owners who might take later withdrawals from a FLIO, the spread between what the insurer earns on its investments and what it credits on FLIO allocations also helps cover the cost of longevity protection.

f. Please explain supplementally whether the contract can be terminated. If so, to the extent applicable, please warn the contract owner that if he ever held an interest in the FLIO outside of the free-look period, he would be giving up any rights to lifetime payments payable after the Income Security Date.

RESPONSE: Once a FLIO is purchased so that FLIO Payments are guaranteed at least beginning from the FLIO Income Security Date, the Contract cannot be terminated until the final FLIO Payment is made. To the extent the Commission’s concern may be that owners be adequately warned that FLIO Account Withdrawals could result in FLIO payments ending before death and before the FLIO Income Security Date (as suggested by some of the Commission’s other comments), other disclosure changes address that concern.

g. In all of the MVA and surrender charge examples, please make it clear that all interest rates listed are hypothetical and do not reflect actual interest rates payable under the contract.

RESPONSE: We made the requested change with lead-in language to the examples.

h. The registrant appears to offer an annuity based on amounts invested in the FLIO Account that has several novel elements, raising questions as to the nature of the product and what is being offered.

The prospectus indicates in the FLIO section that the registrant pays periodically to the investor a set amount based on pre determined “annuity purchase rates” that, subject to a condition described below, will continue for the life of the purchaser.

Notwithstanding these payments, however, the purchaser retains the right to withdraw all assets on which the payments are based and the purchaser’s beneficiary has the right to those assets on the purchaser’s death.

Since the insurer has no exclusive claim to the assets in the account, these payments appear to be more in the way of a lifetime guaranteed withdrawal payment that use the invested assets as a reference amount as opposed to a traditional annuity under which those amounts serve a funding source for the payments made. However, excluding premium taxes, the prospectus lists no fees charged for the annuity other than a $25 account maintenance fee. For this reason, it is unclear how the insurer is compensated for the FLIO Payments it makes to the investor. Please clarify this matter

File No. 333-149714; Post-Effective #4

Response from TIAA-CREF Life

March 25, 2011

supplementally.

RESPONSE: FLIO Payments made while there is a positive FLIO Account Balance are a return of assets in the FLIO Account Balance. Once the FLIO Account Balance becomes zero, subsequent FLIO Payments are supported by the 0.50% factor in the MVA formula and the surrender charge applied to FLIO Account Withdrawals from all IHA policy owners and by the spread between what the insurer earns on its investments and what it credits on FLIO allocations for all IHA policy owners.

In addition, the prospectus indicates in the definition of the FLIO Account Balance that both payments and withdrawals reduce the assets subject to the right of withdrawal on a dollar for dollar basis and the amount of the payment on a pro rata basis. The prospectus then states in the FLIO section that the FLIO payments will stop “if [the investor] withdraw[s] the entire FLIO Account Balance. This suggests that if that last dollar of FLIO Account Balance is extinguished because of a withdrawal, payments stop entirely until they resume later at a pre-specified date in the future referred to as the FLIO Income Security Date. This also suggests that the otherwise “lifetime” payments continue if the last dollar in the balance is extinguished instead because of a payment. Please revise the prospectus to make this clear in all applicable sections, including a statement on the cover page that states the FLIO Payments may terminate before the death of the purchaser if there have been withdrawals from the FLIO Account Balance.

RESPONSE: We have added disclosure language as suggested in the following prospectus sections:

-	Cover Page
-	Definition of “Flexible Lifetime Income Option”
-	Definition of “FLIO Payments”
-	SUMMARY section, “Can I Make Cash Withdrawals from the Contract?” provision
-	FLIO section, “FLIO Account Withdrawals” provision

2. Cover Page

The prospectus states that “[t]he Contract is designed for individual investors who desire to accumulate funds on a tax-deferred basis for retirement …”. The contract will now be made available to Roth IRAs, which will accumulate funds on a tax-free basis. As such, please revise the disclosure accordingly. Please make corresponding changes throughout the prospectus.

RESPONSE: We made the requested change to the Cover Page as well as to the SUMMARY “What Is …” section.

3. Table of Contents (p. iii)

For clarity, please revise the disclaimer following the table of contents to replace “individual flexible premium modified guaranteed annuity” with “TIAA-CREF Investment Horizon Annuity”.

RESPONSE: We made the requested change.

4. Definitions (p. 2)

Please revise the definition for “Income Option” to clarify whether it includes the Flexible Lifetime Income Options.

RESPONSE: We made the requested change.

5. What Fees And Expenses May Be Deducted From My Contract (p. 3)

Please include the fee of up to $5 per payment for systematic interest withdrawals paid by check. Please also include this disclosure in the subsequent “Charges” section.

RESPONSE: We made the requested changes.

File No. 333-149714; Post-Effective #4

Response from TIAA-CREF Life

March 25, 2011

6. How Do I Purchase A Contract (p. 4)

Please clarify that additional premium payments will be allocated to a new FTD option. Also, please clarify that additional premiums of at least $25,000 can be allocated to a new FLIO.

RESPONSE: We made the requested change.

7. TIAA-CREF Life Insurance Company and TIAA (pp. 5 - 6)

Please be sure to describe the General Account and that all amounts guaranteed under the contract are subject to the claims paying ability of TIAA-CREF Life Insurance Company.

RESPONSE: We added a new section, “THE GENERAL ACCOUNT,” to this section of the prospectus that addresses the Commission’s comment.

8. Additional Premiums (p. 7)

a. Please revise the last phrase of the last sentence in this section to read “but you can open another FLIO with a subsequent Premium.”

RESPONSE: We made the requested change.

b. Please disclose the minimum allocation of a subsequent premium to an FLIO.

RESPONSE: We added a new phrase to the first sentence of this section of the prospectus to address the Commmission’s comment.

9. Fixed Term Deposit (p. 8 et seq.)

a. Please include a brief discussion about the risks associated with the 10 different FTD options. (i.e., The shorter the term, the greater the reinvestment risk, which is the risk of not being able to obtain the same or better interest rates upon renewal of the FTD option. The longer the term, the longer you are locked into to interest rate, even when interest rates on comparable products increase. Also, the longer terms tends to, but not always, offer higher interest rates.

RESPONSE: We added a new paragraph to the “Crediting Interest” provision of this section of the prospectus to address the Commission’s comment.

b. Please explain supplementally to the staff why the guaranteed minimum interest rate for the FTDs is not specified in the prospectus. (It is disclosed for the FLIO.) In addition, please state whether the guaranteed minimum interest rate could be zero.

RESPONSE: The FTDs and the Short-term Holding Account are all subject to state minimum guaranteed interest requirements, which vary by state but in no instance is less than 1%. We’ve added language in the “Crediting Interest” provision of the “Fixed Term Deposit” section of the prospectus to clarify this point regarding the FTDs. FLIO Payments, as payments as an annuity, are not subject to state non-forfeiture minimum interest requirements, but we still contractually guaranteed a minimum interest rate of at least 1%.

10. Fixed Term Deposit – Cash Withdrawals (p. 10)

Please disclose the limitation on withdrawals to one per calendar quarter in bold-face type in the Summary section of the prospectus.

RESPONSE: We made the requested change in the SUMMARY section “Can I Make Cash Withdrawals from the Contract?” provision.

File No. 333-149714; Post-Effective #4

Response from TIAA-CREF Life

March 25, 2011

Also, as this disclosure is in the FTD section and not the FLIO section, please make it clear whether this provision applies with equal force to contract value held in the FLIO.

RESPONSE: This restriction does apply with equal force to FLIO Account Withdrawals. We have added similar disclosure in that prospectus provision (p. 15).

11. Fixed Term Deposit – Purpose of a MVA (p. 11)

Please make it clear that the length of the remaining term on the FTD affects the impact of the 0.25% factor. (i.e., if you have 5 years remaining in the FTD, the 0.25 factor will decrease the withdrawal amount by 1.25%.)

RESPONSE: We added the disclosure as requested.

12. FTD MVA (p. 13)

Please revise the description of the FTD MVA. While the prospectus contains a good description of the purpose of the calculation, there is no plain English description of how the formula itself works, i.e., specifying what are the factors, how they operate with each other and why they are used (e.g., why are STRIPS used). Instead, the prospectus launches directly into a listing of the formula using variables with descriptions of the variable buried after the formula. For reference, you may wish to consider the layered disclosure of a complicated MVA calculation that appears in a recent product offered by AXA Equitable Life Insurance Company (Securities Act File No. 333-165396).

RESPONSE: We have expanded our disclosure throughout the “FTD MVA Formula” section to address this and other Comment 12 comments.

More specific issues with the disclosure follow:

i. The factor “N” is inflated and deflated by the number 12. Please clarify supplementally the purpose of this element of the calculation.

RESPONSE: We have added clarifying language throughout our explanation of the MVA formula – N multiplied times R that we hope addresses the Commission’s comments in 12.i. and ii, including the following: “The formula for “N” takes the remaining time to maturity in days and converts it to an equivalent figure in years after first calculating an equivalent period in months and rounding up to the next whole number of months.” and “We then calculate a value “M” which is equal to “N” rounded up to the next whole number. “M” is the time remaining to maturity rounded up to the next whole number of years. This whole number of years is the term we will use to determine the appropriate current rate of interest used in the MVA formula.”

ii. The formula refers to a calculation of I and J, but then follows this reference with a reference to the difference of two other factors, M and N, and with a reference to ‘transaction date” and “Annuity Starting Date” without any lead in or clarification as to why. Please revise for clarity.

RESPONSE: We have expanded our disclosure throughout the “FTD MVA Formula” section to address this and other Comment 12 comments.

13. FTD - Demonstration of an FTD MVA (p. 13)

The disclosure at the end of this section states “[f]or additional examples of MVA calculations, see the table at the end of “Charges.”“ However, there are no additional MVA examples in the Charges section. Please resolve this inconsistency accordingly.

RESPONSE: We removed the quoted sentence to eliminate the inconsistency.

File No. 333-149714; Post-Effective #4

Response from TIAA-CREF Life

March 25, 2011

14. FLIO (p. 13 et seq.)

Please explain what the Income Security Date refers to. (i.e., It is period where, absent FLIO withdrawals, you are guaranteed to receive FLIO payments and a death benefit if you die before this date.)

RESPONSE: The comment parenthetical may be partially incorrect. FLIO Payments end upon the Contract owner’s death, whether death occurs before or after the FLIO Income Security Date. If, at death, the FLIO account has unpaid value, that value is payable as a FLIO death benefit, regardless of whether death occurs before or after the FLIO Income Security Date. However, if, at death, withdrawals have depleted the FLIO account value, any FLIO Payments being made (which would only be made, in this instance, after the FLIO Income Security Date) would end at death, and at death there would be no FLIO account value to pay as a death benefit.

We have rewritten the FLIO section “General” provision to better summarize the purpose and operation of a FLIO and introduce pertinent defined terms, including “FLIO Income Security Date.”

15. FLIO - FLIO Income Options (pp. 13 – 14)

Please clarify that the One Life Annuity and Two-Life Annuity make payments for life with a period certain.

RESPONSE: This comment is incorrect. FLIO Payments do, in fact, end at death. If the FLIO Account Balance is positive at death, the remaining value is paid out as a FLIO Death Benefit.

16. FLIO Payments (p.14)

a. The prospectus lacks a sufficient explanation of how the FLIO Payments operate. For example, the definition of FLIO Account Balance notes that FLIO Payments reduce the FLIO Account Balance. The “Can I Make Cash Withdrawals” section of the summary states that FLIO Payments are reduced on the same pro rata basis as reductions in the balance. However, the FLIO section states that these payments continue until the investor’s death. Please clarify the ambiguities in the text as to how withdrawals and payments are treated differently in calculating the amounts of the FLIO Payments.

RESPONSE: We’ve added clarifying language to the FLIO Section, particularly to the first “General” provision and to the “FLIO Payments” provision, to provide the requested clarity.

b. This section appears to indicate that contract value can be transferred into an existing FLIO Account. Please provide an example of how account balances can change after the contribution for transfers in, for withdrawals out and for payments out.

RESPONSE: This comment is incorrect. Premiums and Contract Accumulations can only be allocated to create a FLIO; they cannot be added to an existing FLIO. We’ve added clarifying language to the FLIO Section “General” provision and to the “FLIO Payments” provision.

c. This section notes that FLIO Payments begin immediately. Please note this in the second paragraph of the first section of the Summary.

RESPONSE: We made the requested change.

17. FLIO - Crediting Interest (p. 14)

Please clarify whether the ‘Total FLIO Account Balance Interest Rate’ is the same as the ‘FLIO Account Rate’. If they are the same concept, please use the defined term ‘Total FLIO Account Balance Interest Rate’.

RESPONSE: The terms are the same. We changed “FLIO Account Rate” to read “Total FLIO Account Balance Interest Rate.”

File No. 333-149714; Post-Effective #4

Response from TIAA-CREF Life

March 25, 2011

18. FLIO - Account Withdrawals (p. 15)

Please clarify which FLIO accounts withdrawals are taken from when there is more than one account.

RESPONSE: We added a clarifying sentence to this provision. The withdrawal request is not in good order for processing unless it identifies the FLIO from which the withdrawal is to be made.

19. FLIO - Purpose of an MVA (p. 16)

a. Please revise this section to briefly describe how the longer the remaining duration of the FLIO, the greater the effect of an MVA.

RESPONSE: We added a clarifying sentence in the first paragraph of this provision.

b. Please make it clear that the remaining duration of the FLIO affects the impact of the 0.50% factor.

RESPONSE: We added a clarifying sentence at the end of the second paragraph of this provision.

20. Application of a FLIO MVA (p. 16)

Please revise the first sentence of the section as the FLIO MVA Adjustment Formula does not produce a ratio; it produces a percentage.

RESPONSE: We made the requested change.

21. FLIO MVA Adjustment Formula (pp. 17 - 18)

Please revise the description of the FLIO MVA. While the prospectus contains a good description of the purpose of the calculation, there is no plain English description of how the formula itself works, i.e., specifying what are the factors, how they operate with each other and why they are used. Instead, the prospectus launches directly into a listing of the formula using variables with descriptions of the variable buried afer the formula. For reference, you may wish to consider the layered disclosure of a complicated MVA calculation that appears in a recent product offered by AXA Equitable Life Insurance Company (1933 Securities Act No. 333-165396).

RESPONSE: We have made considerable changes to the description of the FLIO MVA and to the examples to ‘walk’ the reader through the formula and to better understand the purpose and operation of the MVA.

More specific comments follow:

i. The prospectus states “[i]f you make a FLIO Account Withdrawal, the amount paid to you will be different than the FLIO Account Withdrawal amount that you requested …”. It appears that the average contract owner will not have the means to determine the amount they will be paid after they make a withdrawal request (both because of the complex math and more so because most contract owners lack access to a Bloomberg terminal). As such, please explain supplementally whether a contract owner can call customer support and that customer support will be able to direct the contract owner as to how much they would actually receive verse the amount they request for withdrawal. Also, will the customer support provide k, m, N(1) and N(2) values for a particular FLIO option for a particular contract owner upon request? Finally, will customer support be able to tell a contract owner how much to withdraw if the contract owner knows how much they actually want to receive.

RESPONSE: Yes, a contract owner can call customer support and obtain information about how much the customer would actually receive as a net FLIO Account Withdrawal after the FLIO MVA and surrender charge are imposed,

File No. 333-149714; Post-Effective #4

Response from TIAA-CREF Life

March 25, 2011

versus the amount of the gross FLIO Account Withdrawal requested. Conversely, customer support would be able to advise a contract owner on the gross FLIO Account Withdrawal to request in order to obtain a specified net FLIO Account Withdrawal amount. Although customer support may need time to respond to a contract owner’s request for specific formula values (such as k, m, N(1) and N(2) values), the insurer can also provide such information.

ii. For each example, please match the line items in the table with the variable used in the FLIO MVA Adjustment Formula.

RESPONSE: We made the requested change.

22. Charges (p. 19)

a. In the explanation of the surrender charge, please clarify that surrender charges are not taken from withdrawals from the Short-Term Holding Account.

b. In the surrender charge example, for clarity, please remove the negative signs.

RESPONSE: We made the requested changes.

23. Amount of Death Benefit (p. 22)

The prospectus states that “[o]n the first death benefit payable date, all FTDs and FLIOs will be terminated, and all FTD Values and FLIO Account Balance will be applied to the Short Term Holding Account.” This appears to be inconsistent with the operation of the FLIO Two-Life Annuity. Please reconcile any inconsistencies.

RESPONSE: The first paragraph of this provision defines when a Death Benefit is payable. The first phrase of the quoted sentence is potentially misleading, so we’ve replaced it with the phrase “When a death benefit becomes payable, ….”

24. Taxation (p. 23)

a. This section states that FLIO Account withdrawals could adversely affect the tax status of annuity payouts under the FLIO Account. Please state this in the Summary.

RESPONSE: We made the requested change.

b. The subsection on FLIO Account Withdrawals states that the registrant “intend[s] to treat” a FLIO Account Withdrawal as taxable only to the extent the sum of the FLIO Account Balance and any positive MVA associated with the withdrawal exceeds the original amount invested in the FLIO Account. Please clarify supplementally whether any consequence attaches to how you “treat” those withdrawals. Please also clarity whether this disclosure is intended to state that withdrawals will be treated as withdrawals of income first, for tax purposes.

RESPONSE: In our opinion, FLIO Accounts are treated as an annuity for tax purposes. In the absence of specific guidance from the IRS, we will treat them as such. FLIO Account Withdrawals are received, and we will report them, as a distribution of income first, then principal. We have added language to this provision of the prospectus clarifying our practice. Although not germane to this particular question, in our opinion FLIO Payments are taxed as part return of principal and part return of income as long as there is principal remaining, and solely as income when made after all principal is exhausted.

25. Assignment Of Contracts (p. 28)

Please ensure this section is consistent with rule 12h-7 under the Securities Exchange Act of 1934. Rule 12h-7(e) requires written notice to the insurer prior to any assignment.

RESPONSE: We added language clarifying that notice to the insurer must be in writing.

File No. 333-149714; Post-Effective #4

Response from TIAA-CREF Life

March 25, 2011

26. Guarantees and Support Agreements

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

RESPONSE: TIAA-CREF Life, the insurer issuer, is solely responsible for honoring guarantees associated with the annuity contract. As stated in the “Transactions With Related Persons” section of the prospectus, the company has a financial support agreement with its parent company whereby the parent agrees to make capital contributions as necessary to maintain a certain level of capital and surplus. This agreement is not a ‘secondary guarantee’ and does not provide any right of action against the parent company to enforce any guarantees under the annuity contract. TIAA-CREF Life includes financial statements for both TIAA-CREF Life and for its parent company, TIAA, in the prospectus for the annuity contract.

27. Financial Statements, Exhibits, and Other Information

Please make sure that the financial statements and exhibits are filed by post-effective amendment to the registration statement.

RESPONSE: We will add necessary information to the Post-Effective Amendment #4 to make the registration complete.

28. Tandy Representation

In separate correspondence and when we submit the Post-Effective #4 Amendment to the Registration, we intend to ask for acceleration of the effective date of the Post-Effective #4 Amendment to May 1, 2011. We will include a Tandy Representation with that request.

If you have any question concerning this information, please contact the undersigned by telephone at (704) 988-4455 or by e-mail at kreitz@tiaa-cref.org.

Respectfully Submitted,

/s/ Kenneth W. Reitz

Kenneth W. Reitz

Registration No. 333-149714

As filed with the Securities and Exchange Commission on April     , 2011

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Post Effective Amendment No. 4

TIAA-CREF Life Insurance Company

(Exact name of registrant as specified in its charter)

New York	6311	13-3917848
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

TIAA-CREF Life Insurance Company

730 Third Avenue

New York, NY 10017-3206

(212) 490-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ken Reitz, Esq.

TIAA-CREF Life Insurance Company

8500 Andrew Carnegie Boulevard, SSC-C2-08

Charlotte, NC 28262-8500

(704) 988-4455

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]	Smaller reporting company [ ]
(Do not check if a smaller reporting company)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

May 1, 2011	TIAA-CREF INVESTMENT HORIZON ANNUITY

Individual Flexible Premium Modified Guaranteed Annuity Contract

Issued by TIAA-CREF Life Insurance Company (“TIAA-CREF Life”) and offered through TIAA-CREF Individual & Institutional Services, LLC (“Services”).

This prospectus describes information you should know before investing in the TIAA-CREF Investment Horizon Annuity, an individual flexible premium modified guaranteed annuity contract (the “Contract”) issued by TIAA-CREF Life. Before you invest, please read this prospectus carefully and keep it for future reference. Some of the terms and phrases that we use in this prospectus have a particular meaning, and, in the “Definitions” section of this prospectus, we define them so you will know how we are using those terms and phrases.

The Contract is designed for individual investors who desire to accumulate funds on a tax-deferred (or tax-free if purchased as a Roth IRA) basis for retirement or other long-term investment purposes and to receive future payment of those funds as lifetime income or through other payment options. Whether the Contract is available to you is subject to approval by regulatory authorities in your state. You may purchase the Contract as a Non-Qualified Contract or as a traditional IRA, Roth IRA, SIMPLE IRA, or SEP IRA. If you purchase the Contract as a traditional IRA, Roth IRA, or SIMPLE IRA, or SEP IRA, then the Premium amount must meet the requirements of the Internal Revenue Code (“IRC”).

To purchase a Contract, you must allocate your initial Premium among: (i) one or more Fixed Term Deposit options (each an “FTD”), each of which will grow at a specified guaranteed rate of interest for the stated period; and/or (ii) if you are over age 59 1/2, one or more Flexible Lifetime Income Options (each a “FLIO”), each of which will allow you to receive lifetime payments, while providing you access to your FLIO Account Balance as needed. (FLIO Payments may terminate before your death if you have made withdrawals from the FLIO Account Balance and die before the FLIO Income Security Date.) The minimum allocation to an FTD is $5,000 and the minimum allocation to a FLIO is $25,000. We reserve the right to increase the minimum allocation to an FTD in the future. We currently offer ten FTDs, ranging from one year to ten years in duration. We will make the determination as to the interest rates we will declare for each FTD and FLIO. We cannot predict nor do we guarantee what future interest rates we will declare, but your Contract will have minimum guaranteed interest rates that we will determine when we issue the Contract to you. The minimum guaranteed interest rates may be different for FTDs and FLIOs.

Purchasing this Contract involves certain risks. If you surrender your Contract more than 30 days before the end of an FTD’s term, make a withdrawal more than 30 days before the end of an FTD’s term, apply your Contract Accumulation to an Income Option more than one year before the end of an FTD’s term, or make a FLIO Account Withdrawal, we generally will apply a Market Value Adjustment (“MVA”) to the amount being surrendered, withdrawn, or applied to an Income Option. The MVA may be either positive or negative. Accordingly, the amount that you receive could either increase or decrease and you could lose a substantial portion of the Premium(s) you originally invested. You should carefully consider your income needs before purchasing a Contract. State laws and regulations may differ as to when we apply the MVA. If you were a New York resident at the time you purchased your Contract, we will not assess an MVA if you apply your Contract Accumulation to an Income Option, even if you do so more than one year before the end of an FTD’s term.

In addition, if you make a FLIO Account Withdrawal, we will deduct a surrender charge.

Also, when you surrender your Contract or take withdrawals from an FTD or FLIO, Federal income tax is based on the entire gain in your Contract, not just the gain for that FTD or FLIO. Withdrawals before age 59 1/2 may also incur a 10% IRS tax penalty on earnings. You should carefully discuss your personal tax situation with your qualified tax advisors before you purchase a Contract.

Additional information about these risks appears on pages            and            under “The Contract” – “Charges,” pages            through            under “Fixed Term Deposit (“FTD”)” – “Market Value Adjustment,” on pages            and            under “Flexible Lifetime Income Option (“FLIO”)” – “Market Value Adjustment,” and on pages            through            under “Federal Income Taxes.”

We offer the Contract through Services, which is the principal underwriter. Services is not required to sell any specific number or dollar amount of Contracts. There are no arrangements to place funds in an escrow, trust, or similar account. This will be a continuous offering.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

An investment in the Contract is not a deposit or obligation of, or guaranteed by, any bank or financial institution, and is not insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or any other government agency. It is subject to investment risk, including the possible loss of investment principal.

i	TIAA-CREF Investment Horizon Annuity Prospectus

Tax Advice	27

TIAA-CREF LIFE INSURANCE COMPANY	27

Business Overview
Individual Annuities
Life Insurance
Funding Agreements
Additional Business Considerations
Investments
Policy Liabilities and Accruals
Federal Income Tax Consequences
Employees
Properties
Legal Proceedings
Summary Information and Risk Factors
Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

GENERAL MATTERS	27

Telephone and Internet	27
Contacting TIAA-CREF Life	27
Electronic Prospectuses	27
Delays in payments	28
Householding	28
Signature Requirements	28
Errors or Omissions	28
Loans	28
Other administrative matters	28
Assignment of Contracts	28
Payment to an Estate, Guardian, Trustee, etc.	29
Benefits based on incorrect information	29
Proof of Survival	29
Protection against claims of creditors	29
Procedures for elections and change	29
Reports	29
Reliance on Exemption from 1934 Act Reporting	29

DISTRIBUTION OF THE CONTRACTS	29

LEGAL PROCEEDINGS	30

EXPERTS	30

LEGAL MATTERS	30

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	30

FORWARD-LOOKING STATEMENTS

OUR BUSINESS

Overview
Financial Highlights
Our Segments

KNOWN TRENDS AND UNCERTAINTIES

TIAA-CREF Investment Horizon Annuity Prospectus	ii

CRITICAL ACCOUNTING POLICIES
Basis of Presentation
Accounting for Investments
Other Critical Accounting Policies

RESULTS OF OPERATIONS

Year ended December 31, 2010 compared to year ended December 31, 2009
Year ended December 31, 2009 compared to year ended December 31, 2008

FINANCIAL CONDITION

Admitted Assets
Liabilities, Capital, and Surplus

LIQUIDITY AND CAPITAL RESOURCES

Impact of Inflation
Contractual Obligations
Recently Issued Accounting Standards

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	30

EXECUTIVE OFFICERS AND DIRECTORS	30

EXECUTIVE COMPENSATION	30

TRANSACTIONS WITH RELATED PERSONS	30

TIAA-CREF LIFE INSURANCE COMPANY’S STATUTORY-BASIS FINANCIAL STATEMENTS

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA’S STATUTORY-BASIS FINANCIAL STATEMENTS

This prospectus outlines the terms of the TIAA-CREF Investment Horizon Annuity issued by TIAA-CREF Life. It does not constitute an offering in any jurisdiction where such an offering cannot lawfully be made. No dealer, salesman, or anyone else is authorized to give any information or to make any representation about this offering other than what is contained in this prospectus. If anyone does so, you should not rely on it.

iii	TIAA-CREF Investment Horizon Annuity Prospectus

DEFINITIONS

Throughout the prospectus, “TIAA-CREF Life,” “we,” and “our” refer to TIAA-CREF Life Insurance Company. “You” and “your” mean any Contractowner or any prospective Contractowner. The terms and phrases below are defined so you will know precisely how we are using them. To understand some definitions, you may have to refer to other terms that we have defined.

Administrative Office. The office you must contact to exercise any of your rights under the Contract. Unless otherwise specified in this prospectus, you should send your completed application and your initial Premium to: TIAA-CREF Life Insurance Company, P.O. Box 724508, Atlanta, GA, 31139; Telephone: 877-694-0305; you should send all subsequent Premiums and any other requests to: TIAA-CREF Investment Horizon Annuity, P.O. Box 933898, Atlanta, GA 31193-3898.

Annuitant. The natural person whose life is used in determining the annuity payments to be received. If the Contract is issued as a Non-Qualified Contract, then the Annuitant may be the Contractowner or another person. If the Contract is issued as a traditional IRA, Roth IRA, SIMPLE IRA, or SEP IRA, then the Contractowner must be the Annuitant.

Annuity Starting Date. The date on which you begin to receive income benefits under an Income Option.

Beneficiary. Any person or institution named to receive benefits if you die when you have Contract Accumulation and/or a FLIO Account Balance remaining or while any annuity income or death benefit payments remain due. You do not have to name the same Beneficiary for both of these two situations.

Business Day. Any day that the New York Stock Exchange is open for trading. A Business Day ends at 4:00 pm Eastern time, or an earlier time if we so notify you, or when trading closes on the New York Stock Exchange, if earlier.

Calendar Day. Any day of the year. Non-Business Day Calendar Days end at 4:00 pm Eastern time, or an earlier time if we so notify you.

Contract. The individual flexible premium modified guaranteed annuity contract described in this prospectus.

Contract Accumulation. The sum of your Fixed Term Deposit accumulations, plus the sum of your Short Term Holding Account accumulations. The FLIO Account Balances are not included in Contract Accumulation.

Contractowner. The person (or persons) who controls all the rights and benefits under a Contract. If there are two Contractowners, one must be designated as the primary Contractowner on the completed application, and the joint Contractowner must be the spouse of the primary Contractowner. If you purchase the Contract as a traditional IRA, Roth IRA, or SIMPLE IRA, or SEP IRA, the Contract is not permitted to have joint Contractowners.

Fixed Term Deposit (“FTD”). One of the options available for allocation of your Premium(s) or Contract Accumulation under the Contract. Each FTD option varies in length (from one year to ten years) and guarantees a specified rate of interest for the specified term.

Flexible Lifetime Income Option (“FLIO”). An option available for allocation of Premiums or Contract Accumulation. Each FLIO allows you to receive fixed, systematic, lifetime payments and continue to have access to any remaining FLIO Account Balance. FLIO lifetime payments may end before your death if you have made withdrawals from the FLIO Account Balance and die before the FLIO Income Security Date.

FLIO Account Balance. Amounts allocated to a FLIO account; plus interest credited at the Total FLIO Account Balance Interest Rate; less any FLIO Payments from that FLIO account; less the value of any FLIO Account Withdrawals from that FLIO account. The FLIO Account Balance will never be less than zero.

FLIO Account Withdrawals. Withdrawals made from the FLIO Account Balance that are not FLIO Payments. FLIO Account Withdrawals are subject to a surrender charge and an MVA.

FLIO Annuitant. The natural person whose life is used in determining the FLIO benefit to be paid. The FLIO Annuitant must be over age 59 1/2. The FLIO Annuitant must be the primary Contractowner, if the primary Contractowner is a natural person. If the primary Contractowner is a trust, then the trust must name the FLIO Annuitant. For Non-Qualified Contracts, the FLIO Annuitant and the Annuitant are not required to be the same person.

FLIO Income Security Date. Each FLIO account will be assigned a FLIO Income Security Date at the time the FLIO account is established. This is the date that FLIO Payments will resume if FLIO Payments previously terminated because the FLIO Account Balance was reduced to zero due to withdrawal activity.

1	TIAA-CREF Investment Horizon Annuity Prospectus

FLIO Payments. Lifetime payments that you receive under a FLIO. FLIO Payments may terminate before your death if you make withdrawals from the FLIO Account Balance and die before the FLIO Income Security Date.

FLIO Second Annuitant. The natural person whose life is used together with the life of the FLIO Annuitant in determining the FLIO benefit under a FLIO two-life annuity. The FLIO Second Annuitant must be your spouse and must be over age 59 1/2. If the FLIO Annuitant dies, the FLIO Second Annuitant will: (i) continue to receive FLIO Payments for as long as he or she is alive; (ii) have the right to change the beneficiary(ies) designated to receive the FLIO death benefit; and (iii) be able to make FLIO Account Withdrawals. If you have multiple FLIOs, you must choose the same FLIO Second Annuitant for all FLIOs.

FTD Value. The portion of the Contract Accumulation allocated to an FTD.

General Account. All of our assets and liabilities other than those allocated to any segregated TIAA-CREF Life Separate Account. The Short Term Holding Account and Contract Accumulations in FTDs or FLIOs are part of our General Account.

Income Option. Any of the ways you can receive annuity income, including as FLIO Payments.

IRA. A retirement arrangement meeting the requirements of Section 408 of the IRC.

IRC. The Internal Revenue Code of 1986, as amended.

IRS. The Internal Revenue Service.

Market Value Adjustment (“MVA”). An adjustment that either increases or decreases the amount we will pay you if you surrender your Contract before the end of an FTD’s term, make a withdrawal before the end of an FTD’s term, apply the Contract Accumulation to an Income Option before the end of the FTD’s term, or make a FLIO Account Withdrawal, subject to certain exceptions.

Non-Qualified Contract. A Contract issued in connection with a retirement arrangement other than a Qualified Contract.

Premium. Any amount you invest (i.e., pay) into the Contract. If you purchase the Contract as a traditional IRA, Roth IRA, SIMPLE IRA, or SEP IRA, then the Premium must comply with the IRC.

Qualified Contract. A Contract issued as a traditional IRA, Roth IRA, SIMPLE IRA, or SEP IRA. This Contract is not available to any other type of tax-qualified retirement plan.

Roth IRA. A retirement arrangement meeting the requirements of Section 408A of the IRC.

Second Annuitant. The natural person whose life is used together with the life of the Annuitant in determining the annuity payments to be received under an Income Option under a two-life annuity option. Under a two-life annuity option, the primary Annuitant’s life and the life of the Second Annuitant are used in determining the annuity payments. Under a two-life annuity option, the Second Annuitant will receive annuity payments if the primary Annuitant dies. If you purchase the Contract as a traditional IRA, Roth IRA, SIMPLE IRA, or SEP IRA, the Second Annuitant must be your spouse.

SEP IRA. An IRA offered through a simplified employee pension plan meeting the requirements of Section 408(k) of the IRC.

SIMPLE IRA. An IRA offered through a savings incentive match plan for employees meeting the requirements of Section 408(p) of the IRC.

Short Term Holding Account. An account that is part of our General Account and that will contain all Contract Accumulation of your Contract that has not been allocated to an available FTD or FLIO.

Survivor Income Option. An option that continues lifetime annuity payments as long as either the Annuitant or the Second Annuitant is alive.

TIAA. Teachers Insurance and Annuity Association of America. TIAA-CREF Life is a wholly-owned subsidiary of TIAA.

Total FLIO Account Balance Interest Rate: The interest rate that is credited to the amounts in a FLIO account.

TIAA-CREF Investment Horizon Annuity Prospectus	2

SUMMARY

You should read this summary together with the detailed information you will find in the rest of the prospectus.

WHAT IS THE TIAA-CREF INVESTMENT HORIZON ANNUITY?

The TIAA-CREF Investment Horizon Annuity is an individual flexible premium modified guaranteed annuity contract that allows you to accumulate funds on a tax-deferred (or tax-free, if purchased as a Roth IRA) basis for retirement or other long-term investment purposes and to receive future payment of those funds as lifetime income or through other payment options. You generally are not taxed on any earnings or appreciation on the assets in the Contract until money is taken out of the Contract.

Currently, Premiums can be allocated to any of ten FTDs or any FLIO which can be chosen by you. Each FTD and FLIO guarantees a specified rate of interest. Once you elect a FLIO, FLIO Payments begin immediately.

The Contract is available to you provided that it has been approved by the insurance department of your state of residence. Approvals are pending in certain jurisdictions.

WHAT FEES AND EXPENSES MAY BE DEDUCTED FROM MY CONTRACT?

There are certain fees and expenses that may be deducted from your Contract.

•

Premium taxes – For Non-Qualified Contracts, we may deduct premium taxes from your Contract Accumulation when it is applied to an Income Option or, or from Premiums or Contract Accumulation when allocated to an FTD or FLIO account. State premium taxes currently range from 1.0% to 3.5% of Premium payments and are determined by state insurance laws. Under current laws, premium taxes are not deducted for Contracts purchased as traditional IRAs, Roth IRAs, SIMPLE IRAs, or SEP IRAs.

•

Annual maintenance fee – When you have Contract Accumulation remaining in the Contract, we will deduct an annual maintenance fee of $25 from your Contract Accumulation (if your Contract Accumulation is less than $25,000) on each anniversary and upon surrender of your Contract. This fee is not deducted for Contracts purchased as traditional IRAs, Roth IRAs, SIMPLE IRAs or SEP IRAs. This charge does not apply if only FLIOs are elected. If both FLIOs and FTDs are elected, then the FLIO Account Balance does not count toward the $25,000 minimum Contract Accumulation requirement for the fee waiver.

•	Charge when systematic interest withdrawals are paid by check – We may impose a fee of up to $5 per payment for systematic interest withdrawals paid by check.

•

Surrender charge – We will assess a surrender charge on any FLIO Account Withdrawal. The surrender charge will be equal to six months of simple interest on the amount withdrawn at the Total FLIO Account Balance Interest Rate (even if the FLIO has not been in force for six months), or a lesser amount, if required by state insurance law. We will not assess a surrender charge upon cancellation of your Contract during the “free look” period or on FLIO Payments. In addition, a surrender charge does not apply to surrenders or withdrawals from FTDs or the Short-Term Holding Account, to Contract Accumulation applied to an Income Option, or to death benefit payments. Contracts issued to Connecticut residents use the term “Disintermediation Risk Charge” as opposed to “Surrender Charge.” We typically calculate the surrender charge and MVA independently of one another, each calculated based on your FLIO Account Balance that you are withdrawing before any of the other adjustments.

•	Market value adjustment – we will generally apply an MVA on: any surrender taken from an FTD more than 30 days before the end of its term; any withdrawal taken from an FTD more than 30 days

3	TIAA-CREF Investment Horizon Annuity Prospectus

before the end of its term; Contract Accumulation applied to an Income Option more than one year prior to the maturity of the FTD’s term, and FLIO Account Withdrawals. We will not apply an MVA upon cancellation of the Contract during the “free look” period, on systematic interest withdrawals, on FLIO Payments, upon surrender or withdrawal from an FTD within the last 30 days of an FTD’s term, upon application of the Contract Accumulation to an Income Option during the last year of an FTD’s term, or upon payment of the death benefit. An MVA may be positive or negative, which means an MVA may increase or decrease the amount you receive as a surrender, withdrawal, or annuity payment.

For more details, see “Fixed Term Deposit (“FTD”)” – “Market Value Adjustment” and “Flexible Lifetime Income Option (“FLIO”)” – “Market Value Adjustment.”

WHEN DOES A MARKET VALUE ADJUSTMENT APPLY?

We will generally apply an MVA on: any surrender taken from an FTD more than 30 days before the end of its term; any withdrawal taken from an FTD more than 30 days before the end of its term; Contract Accumulation applied to an Income Option more than one year prior to the maturity of the FTD’s term, and FLIO Account Withdrawals. An MVA may be positive or negative, which means an MVA may increase or decrease the amount you receive as a surrender, withdrawal, or annuity payment. Accordingly, you could lose a substantial portion of the Premium(s) you originally invested. You should carefully consider your income needs before purchasing a Contract. There are certain circumstances where we will not apply an MVA. State laws and regulations may differ as to when we apply the MVA. If you were a New York resident at the time you purchased your Contract, we will not assess an MVA if you apply your Contract Accumulation to an Income Option, even if you do so more than one year before the end of an FTD’s term. See “Fixed Term Deposit (“FTD”)” – “Market Value Adjustment” and “Flexible Lifetime Income Option (“FLIO”)” – “Market Value Adjustment.”

HOW DO I PURCHASE A CONTRACT?

To purchase a Contract, you must complete an application and make an initial Premium of at least $5,000 for FTDs and $25,000 for FLIOs. Additional Premiums must be at least $5,000 for FTDs and will be allocated to a new FTD. Additional Premiums of $25,000 or more may be added to a new FTD or to a new FLIO. For details, see “The Contract” – “Purchasing a Contract and Remitting Premiums.”

CAN I CANCEL MY CONTRACT?

You can examine the Contract and return it to us for a full refund of all Premiums paid to the FTDs and FLIOs (less FLIO Payments) until the end of the “free look” period specified in your Contract (which is a minimum of 30 days, but varies by state). We will consider the Contract returned on the date it is postmarked and properly addressed with postage pre-paid or, if it is not postmarked, on the day we receive it at our Administrative Office. We will send you the refund after we get written notice of cancellation and the returned Contract. We will not deduct a surrender charge or apply an MVA if you cancel the Contract during the “free look” period. For details, see “The Contract” – “Purchasing a Contract and Remitting Premiums.”

CAN I MAKE CASH WITHDRAWALS FROM THE CONTRACT?

You may surrender your Contract or take cash withdrawals from an FTD at any time that you have Contract Accumulation remaining. All cash withdrawals must be for at least $1,000 from an FTD, unless the withdrawal would reduce the FTD Value below $5,000, in which case you must withdraw the entire FTD Value. We may limit cash withdrawals from your Contract to one per calendar quarter. If you invest in an FTD, a systematic interest withdrawal program is also available at Contract application. For details, see “The Contract” – “Cash Withdrawals.” Surrenders and withdrawals made more than 30 days before the end of an FTD’s term will be subject to an MVA. See “Fixed Term Deposit (“FTD”)” – “Market Value Adjustment.”

You may make a FLIO Account Withdrawal at any time before the FLIO Income Security Date while there is a remaining FLIO Account Balance. The amount of the FLIO Account Withdrawal requested can be your

TIAA-CREF Investment Horizon Annuity Prospectus	4

entire FLIO Account Balance or any partial amount of at least $1,000. The FLIO Account Balance will be reduced by the amount of any FLIO Account Withdrawal. Any remaining FLIO Payments payable before the FLIO Income Security Date will be reduced by the same percentage as the decrease in the FLIO Account Balance. If you withdraw the entire FLIO Account Balance, FLIO Payments will end until the FLIO Income Security Date. Thus, FLIO Payments may terminate before your death if you have made withdrawals from the FLIO Account Balance and die before the FLIO Income Security Date. Accordingly, you should carefully consider your future income needs before making a FLIO Account Withdrawal. Any FLIO Payments payable after the FLIO Income Security Date will not be affected by FLIO Account Withdrawals. FLIO Account Withdrawals are subject to a surrender charge and an MVA. See “Flexible Lifetime Income Option (“FLIO”)” – “Market Value Adjustment” and “The Contract” – “Charges” – “Surrender Charge.” There is uncertainty as to whether a FLIO Account Withdrawal could have an adverse impact on the tax treatment of further and possibly previous FLIO Payments.

Cash withdrawals may be taxed. You may have to pay an IRS tax penalty on earnings if you take a cash withdrawal before age 59  1/2 .

WHAT ARE MY OPTIONS AT THE END OF AN FTD’S TERM?

When an FTD nears maturity at the end of the specified term, you have several options. You may receive all or part of your ending FTD Value without a surrender charge or MVA; you may apply all or part of your ending FTD Value to one or more new FTDs that are available to you at that time; you may apply all or part of your ending FTD Value to one or more FLIOs that are available to you at that time; or you may do nothing and allow a new FTD to automatically begin. See “Fixed Term Deposit (FTD)” – “Maturity of a Fixed Term Deposit.”

WHAT ARE MY OPTIONS FOR FLIO PAYMENTS?

If you elect a FLIO, then the only ways to receive FLIO Payments are through the FLIO One-Life Annuity and the FLIO Two-Life Annuity. For details, see “Flexible Lifetime Income Options.”

WHAT ARE MY OPTIONS FOR RECEIVING ANNUITY PAYMENTS UNDER THE CONTRACT?

Guaranteed fixed annuity payments are available under the Contract and are payable from our General Account. The Contract offers a variety of Income Options, including: One-Life Annuities, which pay income as long as the Annuitant lives or until the end of a specified guaranteed period, whichever is longer; Fixed-Period Annuities, which pay income for a period of between two and 30 years for a non-qualified Contract and between five and 30 years for a tax-qualified Contract; and Two-Life Annuities, which pay income as long as the Annuitant lives (or both Annuitants are alive), then continues at either the same or a reduced level for the life of the surviving Annuitant or until the end of a specified guaranteed period, whichever is greater. The Fixed-Period Annuities Income Option is not available if you were a New York resident at the time you purchased your Contract. For details, see “The Contract” – “Receiving Annuity Payments.”

SUMMARY OF CONTRACT ALLOCATION OPTIONS

	PURPOSE	BENEFIT	DRAWBACKS
Short-Term Holding Account (STHA)	Temporary guaranteed interest account until value is reallocated to a FTD or FLIO.	- 45 day flexibility to reallocate as you like to any FTD or to a FLIO, or withdraw value without a Contract charge. - After 45 days, we automatically reallocate to the shortest available FTD.

- You cannot leave value in the STHA longer than 45 days.

- If we reallocate automatically, you cannot reallocate again until the shortest FTD matures.

- Generally, pays lower interest rate than FTDs or FLIOs.

FTD	Provide guaranteed interest rate for terms of 1-10 years, with longer terms usually providing the highest interest rate.	- Lock in a guaranteed rate for the FTD term. - Multiple FTD term options to diversify your interest credit risk.	- FTD account value is less liquid than STHA value. Early withdrawals are subject to a market value adjustment.
FLIO	Provide fixed, systematic lifetime FLIO Payments while continuing to have access to the remaining FLIO Account Balance.	- Lifetime FLIO Payments combined with limited liquidity of the remaining FLIO Account Balance. - FLIO Payments are taxed as annuity payments, not withdrawals.	- FLIO Account Withdrawals are subject to a surrender charge and market value adjustment and may reduce or eliminate lifetime payments until the FLIO Income Security Date.
Income Options	Provide several other annuity income options.	- Locks in annuity income in the payout option you choose. - Payments are taxed as annuity payments.	- No liquidity. Payments must be made as scheduled.

WHAT DEATH BENEFITS ARE AVAILABLE UNDER THE CONTRACT?

For FTDs, if any Contractowner or Annuitant dies when there is Contract Accumulation remaining, the death benefit will become available to the death benefit payees. The amount of the death benefit is the Contract Accumulation on the first death benefit payable date. For FLIOs, any FLIO Account Balance associated with a FLIO One-Life Annuity becomes payable as a death benefit upon the date we receive due proof of your death. Any FLIO Account Balance associated with a FLIO Two-Life Annuity becomes payable as a death benefit upon the date we receive due proof of your death and the death of the FLIO Second Annuitant. FLIO Payments will terminate thereafter.

TIAA-CREF LIFE INSURANCE COMPANY AND TIAA

On November 20, 1996, TIAA-CREF Life Insurance Company was incorporated as a stock life insurance Company under the laws of New York under the name TIAA Insurance Company. On May 1, 1998, the company filed a restated charter with New York changing its name to TIAA-CREF Life Insurance Company. All of the stock of TIAA-CREF Life is owned by Teachers Insurance and Annuity Association of America. TIAA-CREF Life’s headquarters are located at 730 Third Avenue, New York, NY 10017-3206, (212) 490-9000.

5	TIAA-CREF Investment Horizon Annuity Prospectus

TIAA is a stock life insurance company organized under the laws of the State of New York. It was founded on March 4, 1918, by the Carnegie Foundation for the Advancement of Teaching. TIAA is the companion organization of the College Retirement Equities Fund (“CREF”), the first company in the United States to issue a variable annuity. CREF is a nonprofit membership corporation established in the State of New York in 1952. Together, TIAA and CREF, serving approximately 3.6 million people and 15,000 institutions, form the principal retirement system for the nation’s education and research communities and one of the largest retirement systems in the world, based on assets under management. Neither TIAA nor CREF stands behind TIAA-CREF Life’s guarantees.

THE CONTRACT

The Contract is an individual flexible premium (you can contribute varying amounts of at least $5,000) modified guaranteed annuity. The material rights, obligations, and benefits of the Contract are described in this prospectus. We plan on offering the Contract in all 50 states and the District of Columbia, although, currently, the Contract will not be available to residents in those jurisdictions where we have not yet received regulatory approval. Contract terms and features may differ due to state laws and regulations. These differences may include, among other things, free look rights, application and calculation of the MVA availability of certain Income Options, and calculation of the surrender charge. You should review your Contract along with this prospectus to understand the product features and charges under your Contract.

You may purchase the Contract as a Non-Qualified Contract or as a traditional IRA, Roth IRA, SIMPLE IRA, or SEP IRA.

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT

To help the U.S. government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions, including us, to obtain, verify, and record information that identifies each person who opens an account.

What this means for you: When you open an account, we will ask for your name, residential address, date of birth, Social Security number, and other information that will allow us to identify you, such as your home telephone number. Until you provide us with the information that we need, we may not be able to issue a Contract to you or effect any transactions for you.

If we are unable to verify your identity, or that of another person authorized to act on your behalf, or if we believe that we have identified potentially criminal activity, we reserve the right to take such action as we deem appropriate, which may include canceling your Contract.

THE GENERAL ACCOUNT

All Contract value, including Contract value in the Short Term Holding Account, Fixed Term Deposits (“FTDs”) and Flexible Lifetime Income Options (“FLIOs”) is part of our General Account. We own the assets in the General Account, and we use these assets to support our insurance and annuity obligations. These assets are subject to our general liabilities from business operations. Subject to applicable law, we have sole discretion over investment of the General Account’s assets. Amounts invested in the Contract do not share in the investment performance of our General Account. Our General Account bears the full investment risk for all Contract obligations. Amounts payable under the Contract are payable from our General Account and are subject to our financial strength and claims-paying ability.

The Contract provides minimum guaranteed interest rates. We anticipate also crediting and changing, from time to time and at our sole discretion, excess current interest rates to be credited under the FTDs and the Short Term Holding Account, and under Contract FLIOs. You assume the risk that interest credited under the Contract may not exceed minimum guaranteed amounts.

PURCHASING A CONTRACT AND REMITTING PREMIUMS

Minimum Initial Premiums. We will issue you a Contract as soon as we receive your completed application and your initial Premium at our Administrative Office in good order. (See “The Contract” – “Purchasing a Contract and Remitting Premiums” – “Good Order.”) Your initial Premium will be allocated to the FTD(s) and/or FLIO(s) you select within two Business Days of the Business Day on which it is received by us in good order. Initial Premiums must be for at least $5,000 per FTD and $25,000 per FLIO.

For your initial Premium, please send your check, payable to TIAA-CREF Life Insurance Company, along with your completed application to:

TIAA-CREF Life Insurance Company

P.O. Box 724508

Atlanta, GA 31139

Note that we cannot accept money orders, traveler’s checks, or cash. In addition, we will not accept a third-party check where the relationship of the payor to the Contractowner cannot be identified from the face of the check.

TIAA-CREF Investment Horizon Annuity Prospectus	6

Premiums under the IRC. If you purchase the Contract as a traditional IRA, Roth IRA, SIMPLE IRA, or SEP IRA, then the Premium amount must comply with the IRC. Please see “Federal Income Taxes.”

Right to Cancel. You can examine the Contract and return it to us for a full refund of all Premiums paid to the FTDs and FLIOs (less FLIO Payments, FLIO Account Withdrawals and systematic interest withdrawals) until the end of the “free look” period specified in your Contract (which is a minimum of 30 days, but varies by state). We will consider the Contract returned on the date it is postmarked and properly addressed with postage pre-paid or, if it is not postmarked, on the day we receive it at our Administrative Office. We will send you the refund after we get written notice of cancellation and the returned Contract. We will not deduct a surrender charge or apply an MVA if you cancel the Contract during the “free look” period. During the “free look” period, you may not make a withdrawal under your Contract.

Good Order. We cannot process your requests for transactions relating to the Contract until we have received them in good order at our Administrative Office. “Good order” means the actual receipt of the requested transaction in writing, along with all information and supporting legal documentation necessary to effect the transaction. This information and documentation generally includes your completed application, the Contract number, the transaction amount (in dollars), the FTD and/or FLIO selected, the signatures of all Contractowners, exactly as registered on the Contract, if necessary, and any other information or supporting documentation that we may require. With respect to purchase requests, “good order” also generally includes receipt of sufficient funds by us to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in good order, and we reserve the right to change or waive any good order requirements at any time.

Additional Premiums. Subsequent Premiums must be for at least $5,000 per FTD and will be allocated to a new FTD. Subsequent Premiums of $25,000 or more may be allocated to a new FTD or a new FLIO. We reserve the right to limit Premiums to no more than $500,000 a year. For additional Premiums, please send your check, payable to TIAA-CREF Life Insurance Company, including your Contract number and FTD or FLIO allocation choice, to:

TIAA-CREF Investment Horizon Annuity

P.O. Box 933898

Atlanta, GA 31193-3898

We will allocate each subsequent Premium to a new FTD, based on your instructions, as of the Business Day we receive it in good order. Currently, we will accept Premiums at any time both the Contractowner and the Annuitant are living and there is remaining Contract Accumulation and/or a FLIO Account Balance. We reserve the right to not accept additional Premiums under this Contract after you have been given three months’ notice.

You may not allocate subsequent Premiums to an existing FLIO, but you can open another FLIO with a subsequent Premium.

Electronic Payment. You may make initial or additional Premium payments by electronic payment. A Federal wire transfer is usually received on a “same” day basis and an Automated Clearing House (“ACH”) transfer is usually received by the second day after transmission. Be aware that your bank may charge you a fee to wire funds, although ACH transfers are usually less expensive than a Federal wire. This is what you need to do:

(1)	If you are sending in an initial Premium, send your completed application to us at our Administrative Office;

(2)	Instruct your bank to wire or transfer money to:

Wachovia Bank, N.A.

ABA Number 031201467

Avondale, PA

Account of: TIAA-CREF Life Insurance Company

Account Number: 2000035305820

7	TIAA-CREF Investment Horizon Annuity Prospectus

(3)	Specify on the wire or transfer:

•	Your name, address and Social Security Number(s) or Taxpayer Identification Number(s)
•	Indicate if the Premium is for a new application or for an existing Contract (provide Contract number and FTD or FLIO allocation choice, if existing)

Certain Restrictions. You may only open one Contract in any calendar year. Also, your Contract may not contain more that 120 FTDs or 120 FLIOs at any one time.

If mandated under applicable law, including Federal laws designed to counter terrorism and prevent money laundering, we may be required to reject a Premium payment. We may also be required to block a Contractowner’s account and refuse to pay any request for surrenders, withdrawals, or death benefits, until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

We may deduct any charges for premium taxes from your initial or subsequent Premium before we allocate it under the Contract. (See “The Contract” – “Charges” – “Premium Taxes.”)

More About Remitting Premiums. We will not be deemed to have received any Premiums sent to the addresses designated in this prospectus for remitting Premiums until the third party service that administers the receipt of mail through those addresses has processed the payment on our behalf.

SHORT TERM HOLDING ACCOUNT

The Short Term Holding Account (“STHA”) is a part of our General Account. You cannot elect to allocate Contract value to the STHA. The STHA is an account of your Contract containing all Contract Accumulations other than Fixed Term Deposit (“FTD”) accumulations. Premiums are generally allocated to FTDs. However, premiums paid less than one year before your scheduled Annuity Starting Date may only be allocated to the STHA. When a FTD matures, proceeds from that FTD are placed in the STHA unless you have already reallocated such proceeds to another FTD or to a FLIO Account and there are no new FTDs available to you at that time. If FTDs become available to you while you have a Contract Accumulation in the Short-Term Holding Account, we will mail you a notice after which you will have at least 15 days, but not more than 45 days, to allocate your Short Term Holding Account accumulation among the available FTDs and FLIOs. If we do not receive valid instructions from you in that time frame, your entire Contract Accumulation in the Short Term Holding Account will be applied to a new FTD with the shortest term then available.

Contract Accumulations in the STHA earn interest credited at a rate guaranteed to never be less than the minimum guaranteed interest rate stated in your Contract, which will never be less than 1%. We cannot predict nor do we guarantee what future interest rates we will declare.

FIXED TERM DEPOSIT (“FTD”)

Fixed Terms. An FTD is an investment option for a period of years during which we will credit a specified interest rate. Currently, you can choose from FTDs of one year to ten years (whole years only). If the crediting rate for an FTD is lower than your Contract’s minimum guaranteed interest rate, that FTD will be temporarily unavailable. Only FTDs ending before the calendar month in which the Annuitant or any Contractowner turns age 90 will be available to you. We reserve the right to stop offering any FTD at any time. If you allocate any part of a Premium to an unavailable FTD, we will not consider your allocation instructions to be in good order and will not process your allocation instructions.

Crediting Interest. Each FTD to which you allocate any portion of a Premium or your Contract Accumulation earns interest at the specified interest rate in effect for that FTD from the date the Premium or Contract Accumulation is credited to the FTD through the end of the term of the FTD, or until the FTD Value is surrendered, if earlier. We will credit interest to each FTD on a daily basis. We will also credit interest on a daily basis on any amounts held in the Short Term Holding Account at an interest rate determined by us, but not less than your Contract’s minimum guaranteed interest rate. Credited interest rates for each FTD will vary by term and purchase date.

We have no specific formula for setting the interest rates. Rates will be influenced by, but not necessarily coincide with, interest rates available on fixed income investments that we may acquire with the amounts we receive as Premiums. You have no direct or indirect interest in the investments we make with the Premiums. We will invest these amounts primarily in investment-grade fixed income securities. We will also consider other factors in determining the interest rates, including regulatory and tax requirements, administrative and sales expenses incurred by us, general economic trends, and competitive factors. Interest rates will not vary by purchase amount. We will make the determination as to the interest rate we will declare for each FTD. FTDs earn interest credited at a rate guaranteed to never be less than the minimum guaranteed interest rate stated in your Contract, which will never be less than 1%. We cannot predict nor do we guarantee what future interest rates we will declare.

Allocations to an FTD are subject to several crediting risks. When an FTD period ends, you may not be able to reinvest FTD proceeds at as favorable an interest rate. This risk is greater for shorter FTD periods. Similarly, allocations in an FTD are locked into that FTD’s interest rate for the term of the FTD, even when interest rates on comparable products may be increasing. This risk is greater for longer FTD periods. Generally, although not always, longer FTD periods will credit higher interest rates.

Maturity of a Fixed Term Deposit. An FTD matures at the end of the specified term, and the proceeds then become available to the Contractowner(s). Prior to the end of an FTD’s term, you may select from the following options:

(1)	Receive all or part of your ending FTD Value without a surrender charge or MVA;

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(2)	Instruct us to apply all or part of your ending FTD Value to one or more new FTDs that you select from the FTDs that we are then offering and are available to you; or
(3)	Apply all or part of your ending FTD Value to an Income Option or to a FLIO account
(4)	Do nothing and allow a new FTD to automatically begin.

If any FTD matures after a notice of death is received but before the death benefit is paid, the Contract Accumulation in that FTD will be transferred to the Short Term Holding Account.

We will mail you a notice at least 45 days, but not more than 75 days, prior to maturity of each FTD. Prior to maturity, you must instruct us to either apply the proceeds to one or more new FTDs then available or transfer the proceeds out of the Contract. Only FTDs ending before the calendar month in which the Annuitant or any Contract owner turns age 90 will be available. At least $5,000 must be allocated to any subsequent FTD. If no FTDs are then available, you may apply the proceeds to the Short Term Holding Account.

If we have not received valid instructions from you before maturity, the proceeds will be applied to a new FTD with the shortest term then available. If no FTDs are then available, the proceeds will be applied to the Short Term Holding Account.

Surrenders at the end of an FTD

To surrender your ending Contract Accumulation in an FTD, you must request the surrender in writing prior to the end of the expiring FTD. Surrenders and withdrawals made more than 30 days before the end of an FTD’s term will generally be subject to an MVA. (See “Fixed Term Deposit (“FTD”)” – “Market Value Adjustment.”) Any surrendered or withdrawn amount may be subject to income taxes, and a 10% IRS tax penalty on earnings may apply if you are not yet 59 1/2 years old. (See “Federal Income Taxes.”)

Automatic subsequent FTDs

Unless you instruct otherwise, the Contract Accumulation at the end of an expiring FTD will be allocated to a subsequent FTD. The subsequent FTD will be the shortest duration FTD that we currently offer. The new FTD will earn interest at the interest rate in effect for that subsequent FTD when your Contract Accumulation is allocated to it. If the shortest duration FTD extends beyond the calendar month in which the Annuitant or any Contractowner turns age 90, then we will allocate the Contract Accumulation to the Short Term Holding Account.

9	TIAA-CREF Investment Horizon Annuity Prospectus

Cash Withdrawals.  At any time that there is Contract Accumulation, you can withdraw some or all of your Contract Accumulation from the FTD(s) and/or from any amounts you have in the Short Term Holding Account. A full withdrawal of your Contract Accumulation is called a surrender. Cash withdrawals must be for at least $1,000, unless the withdrawal would reduce the FTD Value below $5,000, in which case you must withdraw the entire FTD Value. We may also impose the following restrictions:

•	Withdrawals from your Contract can be limited to no more than one per calendar quarter.

•	We may change the cut-off time establishing when a transaction request must be received in order to be effective at the end of that Business Day.

All withdrawal requests must be in accordance with procedures established by us. A withdrawal will be effective, and all values determined, as of the end of the Business Day in which we receive your written request in good order, unless you choose to defer the withdrawal’s effective date to a future date acceptable to us. You may not revoke a request for a withdrawal after its effective date.

If you request a withdrawal of less than the entire Contract Accumulation, you must designate the FTD(s) and/or the Short Term Holding Account from which we should take the withdrawal. If you have not provided these instructions in good order, we will reject your withdrawal request unless we receive your request within the last 30 days of an FTD’s term. If we receive your withdrawal request within the last 30 days of an FTD’s term, we will make the withdrawal from the expiring FTD. However, if the amount of your withdrawal request exceeds the Contract Accumulation in the expiring FTD, we will reject the portion of the withdrawal request that exceeds the Contract Accumulation in the expiring FTD.

If you withdraw your entire Contract Accumulation and you have not elected a FLIO, we will cancel your Contract and all of our obligations to you under the Contract will end. For Non-Qualified Contracts, we will deduct the annual maintenance fee from any surrender proceeds, if your Contract Accumulation is less than $25,000 at the time of surrender.

Surrenders and withdrawals made more than 30 days before the maturity of an FTD’s term may be subject to an MVA. (See “Fixed Term Deposit (“FTD”)” – “Market Value Adjustment.”) Withdrawals and surrenders are subject to Federal income tax, and a 10% IRS tax penalty on earnings may apply if you are under age 59 1/2. (See “Federal Income Taxes.”)

Systematic Interest Withdrawals. If your initial Premium is at least $25,000, you may request systematic withdrawals of the interest that we have credited to your FTD Values. Systematic interest withdrawals must be made from all FTDs in which you are invested. Systematic interest withdrawals can be established for monthly, quarterly, semi-annual or annual withdrawals from the first to the twenty-eighth day of the month. If the scheduled date of a systematic interest withdrawal is not a Business Day, the withdrawal will be paid on the next Business Day.

We do not assess a surrender charge or apply an MVA on systematic interest withdrawals; however, systematic interest withdrawals are subject to Federal income tax, and a 10% IRS tax penalty on earnings may apply if you are under age 59 1/2. (See “Federal Income Taxes.”)

Systematic interest withdrawals can only be initiated when the Contract is issued and cannot be cancelled. Systematic interest withdrawals will continue until the earliest of the following:

•	the date that there is no longer any remaining Contract Accumulation,

•	the date we are notified of your death, or

•	the first death benefit payable date.

We may impose a fee of up to $5 per payment for systematic interest withdrawals paid by check.

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Market Value Adjustment.  We will generally apply an MVA on: any surrender taken from an FTD more than 30 days before the end of its term; any withdrawal taken from an FTD more than 30 days before the end of its term; and Contract Accumulation applied to an Income Option more than one year prior to the maturity of the FTD’s term. An MVA may be positive or negative, which means an MVA may increase or decrease the amount you receive as a surrender, withdrawal, or annuity payment.

To determine the MVA for an FTD at the time of a premature withdrawal, surrender, or selection of an Income Option from that FTD, we first calculate an MVA ratio (as described below, under “FTD Market Value Adjustment Formula”). We then multiply this ratio by the amount you have withdrawn, surrendered, or applied to an Income Option to calculate the amount of the MVA.

Note:	An MVA will either increase or decrease the amount you receive and you could lose a substantial portion of the Premium(s) you originally invested. You should carefully consider your income needs before purchasing a Contract. You directly bear any investment risk associated with an MVA.

Purpose of an MVA

An MVA generally reflects the relationship on any given day between the interest rate you would earn if your Contract Accumulation remained in the existing FTD until its maturity, and the interest rate you would earn if your Contract Accumulation were transferred to a new FTD with a comparable remaining term on that day. The difference between these values corresponds with gain or loss we would incur in selling the assets underlying the existing FTD in order to pay for an early withdrawal from an FTD. A MVA shares this gain or loss with you. The greater the difference in interest rates, the greater the effect that an MVA will have on your Contract Accumulation. The amount of time remaining until maturity for a particular FTD also will affect the determination of an MVA; the greater the length of time remaining until maturity, the greater the effect an MVA will have on your Contract Accumulation.

As a general rule, if interest rates have increased since your FTD was issued, the MVA will be negative and will decrease the amount that you receive; if interest rates have decreased during that period by more than 0.25%, the MVA will be positive and will increase the amount that you receive. The MVA formula (as set forth below) contains a 0.25% factor that is designed to compensate us for certain expenses and losses that we may incur, either directly or indirectly, as a result of a premature surrender, withdrawal, or selection of an Income Option. Thus, even if interest rates remain the same during the period, or decrease by less than 0.25%, the MVA will be negative due to the 0.25% factor. The length of the remaining term on the FTD affects the impact of the 0.25% factor. (For example, if you have 5 years remaining in the FTD, the 0.25% factor will decrease the withdrawal amount by 1.25%.)

Exceptions

Any surrender, withdrawal, or selection of an Income Option from an FTD before the end of its term is considered premature and is subject to an MVA except for:

1)	a surrender to cancel the Contract during the “free look” period;

2)	systematic interest withdrawals;

3)	a surrender or withdrawal made by you within the last 30 days of an FTD’s term;

4)	Income Options that begin during the last year of an FTD’s term; and

5)	amounts withdrawn to pay the death benefit.

Application of MVA.

We calculate a separate MVA for each FTD by multiplying the amount that you surrender, withdraw, or from which you apply your Contract Accumulation to an Income Option prematurely by the ratio calculated in

11	TIAA-CREF Investment Horizon Annuity Prospectus

accordance with the MVA formula set forth below. If multiple FTDs are affected by your premature surrender, withdrawal, or selection of an Income Option, we will apply multiple MVAs, some of which may be positive and some of which may be negative.

We will apply an MVA to each amount prematurely surrendered, withdrawn, or applied to an Income Option from an FTD. We will calculate the MVA as of the date we receive your written request for surrender or withdrawal or on the Annuity Starting Date before we calculate any annuity payments. If an MVA is positive, we will credit the additional amount to the surrender, withdrawal, or annuity payment; if an MVA is negative, we will deduct the amount from the surrender, withdrawal, or annuity payment. We will also deduct any applicable premium taxes before paying any surrender, withdrawal, or annuity payment. We will calculate any MVA and/or premium taxes independently of one another, each calculated based on your Contract Accumulation that you are withdrawing or annuitizing before any of the other adjustments. State laws and regulations may differ as to when we apply the MVA. If you were a New York resident at the time you purchased your Contract, we will not assess a MVA if you apply your Contract Accumulation to an Income Option, even if you do so more than one year before the end of an FTD’s term.

FTD Market Value Adjustment Formula

As described above, the Market Value Adjustment applied to an early withdrawal of an FTD reflects the present value as of the withdrawal date of the FTD being withdrawn. The adjustment reflects the relationship between the rate of interest the FTD would have continued to be credited if it was held to maturity and the corresponding current rate of interest available for amounts invested at the time of the withdrawal and for the period of time still remaining until the FTD’s original maturity date. In calculating a present value of a future amount, the higher the interest rate the lower the present value, since less is required today to accumulate to a specified value in the future if you will be accumulating at a higher rate of interest, and vice versa. Thus, if current rates are higher than the original rate of the FTD, the present value of that FTD’s maturity value is lower than the FTD’s current accumulated value. Conversely, if the current rate is lower than the original rate of the FTD, then the present value of the FTD’s maturity value will be higher than its current accumulated value. The difference between the present value and the actual accumulated value of the FTD corresponds with gain or loss we would incur in selling the assets underlying the FTD in order to pay for the early withdrawal. The MVA shares this gain or loss with you. To compensate us for certain expenses and losses we may incur when you take an early withdrawal from an FTD, either directly or indirectly, we also deduct 0.25% when comparing the interest rates in the MVA formula.

In calculating the MVA, we account for:

(1)	the amount of time remaining until the FTD’s originally scheduled maturity date;

(2)	the FTD’s original interest rate; and

(3)	the corresponding interest rate for a similar new investment with a term equal to the time remaining until the FTD’s original maturity date.

For item (3) in this calculation, we use the rate for a current FTD we may offer (in any contract) of the appropriate term length. If we do not offer such a FTD at the time of the early withdrawal date of the FTD being withdrawn, then we will use the yields for U.S. Treasury STRIPS of appropriate term lengths for the interest rate of both item (2), the FTD’s original interest rate, and item (3).

The formula to calculate the MVA applicable to an FTD withdrawal is the amount of the withdrawal multiplied by N multiplied by R. The formula is multiplying the amount of the withdrawal by the number of years remaining to maturity of the FTD, “N,” and by a factor representing the effect of the change in interest rates, “R.” These factors are calculated as follows:

N =	the number of years remaining until maturity of the FTD. This number is calculated by multiplying the number of days remaining until maturity by 12 and dividing by 365, rounding the result up to the next whole number, and then dividing this result by 12.

The formula for “N” takes the remaining time to maturity in days and converts it to an equivalent figure in years after first calculating an equivalent period in months and rounding up to the next whole number of months.

We then calculate a value “M” which is equal to “N” rounded up to the next whole number. ”M” is the time remaining to maturity rounded up to the next whole number of years. This whole number of years is the term we will use to determine the appropriate current rate of interest used in the MVA formula.

R =	“I” reduced by “J” and further reduced by 0.25%, where “I” and “J” are calculated as follows:

“I” is the FTD’s original interest rate. “J” is the corresponding current rate for an investment from the time of the early withdrawal until the FTD’s original maturity date..

The transaction date equals the applicable Annuity Starting Date or the effective date of the withdrawal or surrender.

If a new FTD with a term of “M” years is available to you on the transaction date, then

I = the interest rate applicable to the original FTD

J = the interest rate applicable to a new FTD with a term of “M” years being offered on the transaction date

If a new FTD with a term of “M” years is not available to you on the transaction date, then

I = the yield, as of the effective date of the FTD, of the STRIPS for which the time then remaining until maturity is closest, within six months, to the term of the FTD. If no STRIPS within six months is available, then “I” equals the interpolation of the yields, as of the effective date of the FTD, of the closest STRIPS maturity prior to and the closest STRIPS maturity following the term of the FTD; and

J = the yield, as of the transaction date, of the STRIPS for which the time then remaining until maturity is closest, within six months, to “M” years. If no STRIPS within six months is available, then “J” equals the interpolation of the yields, as of the transaction date, of the closest STRIPS maturity prior to and the closest STRIPS maturity following “M” years.

STRIPS refers to U.S. Treasury STRIPS. The STRIPS yield is the U.S. Treasury STRIPS asked yield reported by The Wall Street Journal, or any successor thereto. If the U.S. Treasury STRIPS asked yield is no longer reported by The Wall Street Journal or its successor, we will choose a substantially similar yield, subject to any requisite approval of the insurance supervisory official of the jurisdiction in which the Contract is issued.

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Demonstration of an FTD MVA

All assumptions, including interest rates, are hypothetical for illustration purposes only.

Example 1:

If a Contractowner invested $10,000 in a 10-year FTD and then made a full withdrawal from the FTD three years after purchase, the following MVA would be calculated if the interest rate on a new FTD with a seven-year term was 1% less than the interest rate on the original FTD.

	At Purchase	At Withdrawal
Premium	$10,000
Amount of FTD withdrawn (total accumulation balance in this example)		$10,927
Original/Remaining Time (years)	10	7
Original FTD Rate	3.00%
New FTD Rate (offered on 7-year FTD at the time of the withdrawal)		2.00%
MVA		$574
Total amount of FTD withdrawal		$11,501

In the MVA formula N x R = N x (I-J-0.25%), “N”= 7, “I”= 3.00%, and “J”= 2.00%. This factor is then applied to the Contract Accumulation at withdrawal to arrive at the total MVA.

MVA = $10,927 x (7 x (3.00%-2.00%-0.25%)) = $574

So, the MVA results in a FTD withdrawal of the amount withdrawn of $10,927, plus a positive MVA of $574, for a total FTD withdrawal payout of $11,501.

Example 2:

If a Contractowner invested $10,000 in a 10-year FTD and then made a full withdrawal from the FTD three years after purchase, the following MVA would be calculated if the interest rate on a new FTD with a seven-year term was 1% greater than the interest rate on the original FTD.

	At Purchase	At Withdrawal
Premium	$10,000
Amount of FTD withdrawn (total accumulation balance in this example)		$10,927
Original/Remaining Time (years)	10	7
Original FTD Rate	3.00%
New FTD Rate (offered on 7 year FTD at the time of the withdrawal)		4.00%
MVA		$(956)
Total amount of FTD withdrawal		$9.971

In the MVA formula N x R = N x (I-J-0.25%), “N”= 7, “I”= 3.00%, and “J”= 4.00%. This factor is then applied to the Contract Accumulation at withdrawal to arrive at the total MVA.

MVA = $10,927 x (7 x (3.00%-4.00%-0.25%)) = -$956

So, the MVA results in a FTD withdrawal of the amount withdrawn of $10,927, minus a negative MVA of $956, for a total FTD withdrawal payout of $9,971.

Example 3:

If a Contractowner invested $10,000 in a 10-year FTD and then made a full withdrawal from the FTD three years after purchase, the following MVA would be calculated if the interest rate on a new FTD with a seven-year term was the same as the interest rate on the original FTD.

	At Purchase	At Withdrawal
Premium	$10,000
Amount of FTD withdrawn (total accumulation balance in this example)		$10,927
Original/Remaining Time (years)	10	7
Original FTD Rate	3.00%
New FTD Rate (offered on 7-year FTD at the time of the withdrawal)		3.00%
MVA		$(191)
Total amount of FTD withdrawal		$10,736

In the MVA formula N x R = N x (I-J-0.25%), “N”= 7, “I”= 3.00%, and “J”= 3.00%. This factor is then applied to the Contract Accumulation at withdrawal to arrive at the total MVA.

MVA = $10,927 x (7 x (3.00%-3.00%-0.25%)) = -$191

So, even though interest rates have remained the same, the MVA results in a FTD withdrawal of the amount withdrawn of $10,927, minus a negative MVA of $191, for a total FTD withdrawal payout of $10,736.

FLEXIBLE LIFETIME INCOME OPTIONS (“FLIO”)

General.  A FLIO is an investment option that allows you to receive FLIO Payments and continue to have access to any remaining FLIO Account Balance associated with the FLIO account. A FLIO provides you FLIO Payments that are guaranteed to continue at their original amounts for the rest of your life as long as you do not take any FLIO Account Withdrawals. If you take any FLIO Account Withdrawals, we only guarantee to pay FLIO Payments at their original amounts beginning on the FLIO Income Security Date and until you die. The reason for this more limited guarantee is that a FLIO Account Withdrawal may cause the FLIO Account Balance to be reduced faster than is necessary to support uninterrupted FLIO Payments from the inception of the FLIO. So, FLIO Payments will end if a FLIO Account Balance is completely withdrawn before the FLIO Income Security Date and will not begin again until the FLIO Income Security Date. FLIO Payments end at death. Please note that the FLIO Income Security Date may be a date beyond an average person’s life expectancy. If, upon your death, there is a positive FLIO Account Balance, that balance is paid as a FLIO death benefit. If the FLIO Account Balance is zero at your death, there is no FLIO death benefit.

Premiums and/or Contract Accumulation may be allocated to one or more FLIO accounts. Premiums and/or Contract Accumulation may only be allocated at the FLIO inception; they cannot be added to an existing FLIO. The Contract may not contain more than 120 FLIO accounts at any one time. We reserve the right to determine the maximum age at which FLIO accounts will be available and we do not guarantee that FLIO accounts will be available at all ages and under all the FLIO Income Options described below.

FLIO Income Options.  At any point before the effective date of a FLIO account, you must choose one of the FLIO Income Options described below.

•	FLIO One-Life Annuity. The FLIO payment will be made each month until the date of the FLIO Annuitant’s death. After the FLIO Annuitant’s death no further FLIO payments will be made.

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•

FLIO Two-Life Annuity.  The FLIO payment will be made each month until the FLIO Annuitant and the FLIO Second Annuitant both die. After the death of both the FLIO Annuitant and the FLIO Second Annuitant no further FLIO payments will be made.

If you choose monthly FLIO Payments and the FLIO Payments would be less than $100 a month, we have the right to change to quarterly, semiannual or annual payments, whichever will result in payments of $100 or more and the shortest interval between payments. Once payments have begun, the frequency cannot be changed.

If you choose a FLIO One-Life Annuity, we must receive due proof of your age; and if you choose a FLIO Two-Life Annuity, we must received due proof of your age and the age of the FLIO Second Annuitant. You may not begin a FLIO One-Life Annuity after you attain age 90, nor may you begin a FLIO Two-Life Annuity after you or the FLIO Second Annuitant attain age 90.

FLIO Payments.  Once you elect a FLIO, FLIO Payments will begin immediately. The FLIO Payment amount will be determined as of the date that you elect the FLIO and will be based on:

•	Premiums applied to the FLIO account at the FLIO inception;
•	any Contract Accumulation applied to the FLIO account at the FLIO inception;
•	any applicable MVAs;
•	the FLIO annuity purchase rates specified in the rate schedule;
•	the FLIO Income Option and payment frequency you choose;
•	if you choose a FLIO One-Life Annuity, your age; and
•	If you choose a FLIO Two-Life Annuity, your age and your Second Annuitant’s age.

Once the FLIO Payment amount is established, it will not change unless you make a FLIO Account Withdrawal as described below. You may not stop FLIO Payments once they begin.

FLIO Payments are subject to Federal income tax.

Crediting Interest.  Each FLIO account to which you allocate Premiums and/or Contract Accumulation earns interest at the Total FLIO Account Balance Interest Rate from the date the Premium or Contract Accumulation is credited to the FLIO account until the FLIO Income Security Date or the date at which the FLIO Account Balance becomes zero, if earlier. We credit interest to each FLIO account on a daily basis. We set the Total FLIO Account Balance Interest Rate when each FLIO account is established and we will not change the rate for that FLIO account. If you have more than one FLIO account, the Total FLIO Account Balance Interest Rate for each account may be different. The Total FLIO Account Balance Interest Rate will never be less than 1%. The minimum guaranteed interest rates may be different for FTDs and FLIOs.

We have no specific formula for setting the Total FLIO Account Balance Interest Rate. Rates will be influenced by, but not necessarily coincide with, interest rates available on fixed income investments that we may acquire with the amounts we receive as Premiums. You have no direct or indirect interest in the investments we make with the Premiums. We will invest these amounts primarily in investment-grade fixed income securities. We will also consider other factors in determining the interest rates, including regulatory and tax requirements, administrative and sales expenses incurred by us, general economic trends, and competitive factors. The Total FLIO Account Balance Interest Rate is always less than the FLIO annuity purchase rates.

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FLIO Account Withdrawals. You may make a FLIO Account Withdrawal at any time after the right to examine period while there is a FLIO Account Balance. We must receive the FLIO Account Withdrawal request at our Administrative Office, in good order, and in accordance with procedures established by us or as required by law. Your request must designate the FLIO account from which the FLIO Account Withdrawal is to be made. A FLIO Account Withdrawal will be effective, and all values determined as of the end of the Business Day in which we receive your request in a form acceptable to us, unless you choose to defer the effective date to a future day acceptable to us. You may not revoke a request for a FLIO Account Withdrawal after its effective date. FLIO Account Withdrawals may not be reinvested in the Contract. We may limit FLIO Account Withdrawals to no more than one per calendar quarter.

The amount of the FLIO Account Withdrawal can be your entire FLIO Account Balance or any partial amount of at least $1,000. The FLIO Account Balance will be reduced by the amount of any FLIO Account Withdrawal. It is important to understand the difference between the effect that normal ongoing FLIO Payments have on the FLIO Account Balance and the effect that FLIO Account Withdrawals have on the FLIO Account Balance. Normally scheduled FLIO Payments reduce the FLIO Account Balance in a manner consistent with the original FLIO Payment calculations, so that each FLIO Payment leaves the FLIO Account Balance with an amount designed to continue to support the ongoing originally guaranteed FLIO Payments for the duration of the originally schedule FLIO Income Option. In contrast, FLIO Account Withdrawals made in excess of the originally scheduled FLIO Payments reduce the FLIO Account more than can support the originally guaranteed FLIO Payments. As a result, any remaining FLIO Payments payable before the FLIO Income Security Date will be reduced by the same percentage as the decrease in the FLIO Account Balance. If you withdraw the entire FLIO Account Balance, then the FLIO Payments associated with that FLIO Account Balance will cease entirely until the FLIO Income Security Date. Similarly, if the FLIO Account Balance is zero and you die before the FLIO Income Security Date, there is no further benefit payable under your Contract. Accordingly, you should carefully consider your future income needs before making a FLIO Account Withdrawal. Any FLIO Payments payable on or after the FLIO Income Security Date are not affected by FLIO Account Withdrawals.

Demonstration of impact FLIO Account Withdrawals on FLIO Payments

All assumptions, including interest rates, are hypothetical for illustration purposes only.

If you withdraw $25,000 from a FLIO Account with a balance before the withdrawal of $100,000 (which is 25% of the FLIO Account Balance), monthly FLIO payments would be reduced from $5,000 to $3,750.

	Before Withdrawal	After Withdrawal
FLIO Account Balance	$100,000	$75,000
FLIO Payment Amount (monthly)	$5,000	$3,750	*
*	Monthly FLIO Payment Amount after Withdrawal = $5,000 – ($5,000 x 25%) = $3,750

We reserve the right to require that the FLIO Account Withdrawal be for the entire remaining FLIO Account Balance if the requested amount of the withdrawal would reduce each of the remaining FLIO Payments payable before the FLIO Income Security Date to less than $100.

If you make a FLIO Account Withdrawal, the amount paid to you will be different than the FLIO Account Withdrawal amount that you requested as a result of the following:

•

The amount paid to you will be decreased by a FLIO surrender charge equal to the FLIO Withdrawal Amount multiplied by the surrender charge rate applicable to the FLIO account. See “The Contract” – “Charges” – “Surrender Charge.”

•	The amount paid to you will be increased or decreased by a FLIO MVA equal to the FLIO Withdrawal Amount multiplied by the FLIO MVA rate. See “The Contract” – “Charges” – “Market Value Adjustment.”

If FLIO Account Withdrawals reduce the FLIO Account Balance to zero, then FLIO Payments will stop. However, FLIO Payments will begin again on the FLIO Income Security Date and will continue as long as you (or you or the FLIO Second Annuitant, if you elect the FLIO Two-Life Annuity) are alive.

FLIO Account Withdrawals are subject to Federal income tax.

You are not permitted to allocate FLIO Payments to purchase an FTD.

FLIO Death Benefit.  Any FLIO Account Balance associated with a FLIO One-Life Annuity becomes payable as a death benefit upon the date we receive due proof of your death. Any FLIO Account Balance associated with a FLIO Two-Life Annuity becomes payable as a death benefit upon the date we receive due proof of your death and the death of the FLIO Second Annuitant. FLIO Payments will terminate thereafter.

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Market Value Adjustment.  We will apply an MVA on FLIO Account Withdrawals. An MVA may be positive or negative, which means an MVA may increase or decrease the FLIO Account Withdrawal.

To determine the MVA at the time of the FLIO Account Withdrawal, we first calculate an MVA percentage (as described below, under “FLIO Market Value Adjustment Formula”). We then multiply this ratio by the FLIO Account Withdrawal to calculate the amount of the MVA.

Note:	An MVA will either increase or decrease the FLIO Account Withdrawal and you could lose a substantial portion of the Premium(s) you originally invested. You should carefully consider your income needs before purchasing a Contract. You directly bear any investment risk associated with an MVA.

Purpose of an MVA

A FLIO MVA generally reflects the difference between market interest rates at the time of the FLIO Account Withdrawal and on the day the FLIO account was established. The difference between these values corresponds with gain or loss we would incur in selling the assets underlying the FLIO in order to pay for a withdrawal from the FLIO. A MVA shares this gain or loss with you. The greater the difference in the rates, the greater the effect that an MVA will have on the amount that you receive. The longer the remaining duration of a FLIO, the greater the effect an MVA will have on your FLIO Account Withdrawal.

As a general rule, if rates have increased since you elected the FLIO, the MVA will be negative and will decrease your FLIO Account Withdrawal; if interest rates have decreased during that period by more than 0.50%, the MVA will be positive and will increase the FLIO Account Withdrawal. The MVA formula (as set forth below) contains a 0.50% factor that is designed to compensate us for certain expenses and losses that we may incur, either directly or indirectly, as a result of a withdrawal or surrender from the FLIO account. Thus, even if rates remain the same during the period, or decrease by less than 0.50%, the MVA will be negative due to the 0.50% factor. The length of the remaining duration on a FLIO affects the impact of the 0.50% factor. The longer the remaining duration of a FLIO, the greater the effect the 0.50% factor will have in determining the applicable MVA.

We do not apply an MVA to the FLIO death benefit.

Application of a FLIO MVA.

We calculate a separate MVA for each FLIO by multiplying the FLIO Account Withdrawal by the percentage calculated in accordance with the MVA formula set forth below. If multiple FLIOs are affected by the FLIO Account Withdrawal, we will apply multiple MVAs, some of which may be positive and some of which may be negative.

We will apply an MVA to each FLIO Account Withdrawal. We will calculate the MVA as of the date we receive your written request for the FLIO Account Withdrawal. If an MVA is positive, we will credit the additional amount to the FLIO Account Withdrawal; if an MVA is negative, we will deduct the amount from the FLIO Account Withdrawal. We will also deduct any applicable surrender charges and premium taxes before paying the FLIO Account Withdrawal. We will calculate any MVA, surrender charge, and/or premium taxes independently of one another, each calculated based on the FLIO Account Withdrawal before any of the other adjustments. State laws and regulations may differ as to when we apply the MVA.

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FLIO Market Value Adjustment Formula

A FLIO MVA generally reflects the difference between market interest rates at the time of the FLIO Account Withdrawal and on the day the FLIO account was established. The difference between these values corresponds with gain or loss we would incur in selling the assets underlying the FLIO in order to pay for a withdrawal from the FLIO. A MVA shares this gain or loss with you. To arrive at this difference, the FLIO MVA formula determines an average duration of all FLIO Payments from the time the FLIO account was established (“N(1)”) and from the date the FLIO Account Withdrawal is made (“N(2)”). An annual interest rate appropriate to each duration is then determined (“K” and “m”). The FLIO MVA formula applicable to a FLIO Account Withdrawal equals the requested withdrawal amount multiplied by N(2) multiplied by (k – m – 0.50%), where:

N(1)	=	(1+i)/i – t/((1+i)^t)-1, where t = time remaining from the date on which the FLIO account was established until the FLIO Income Security Date rounded up to the year and i = the Total FLIO Account Balance Interest Rate. “N(1)” is important in determining the interest rate in “K.”

N(2)	=	(1+i)/i – t/((1+i)^t)-1, where t = time remaining from the date the FLIO Account Withdrawal was made until the FLIO Income Security Date rounded up to the year and i = the Total FLIO Account Balance Interest Rate. “N(2)” is important in determining the interest rate in “m” and is also in the FLIO MVA formula.

K	=	the zero coupon bond rate for N(1) rounded up to the next year implied by the Bloomberg Fair Value A Curve on the date that the FLIO account was established.

m	=	the zero coupon bond rate for N(2) rounded up to the next year implied by the Bloomberg Fair Value A Curve on the date that the FLIO Account Withdrawal was made.

The Bloomberg Fair Value A Curve has bond equivalent yields, which are semiannually compounded yields to maturity of coupon bonds. These yields imply zero-coupon rates, which are annual effective yields of zero-coupon bonds. The Bloomberg Fair Value A Curve refers to the Bloomberg Fair Market Sector Composite U.S. Dollar Corporate A-Rated Curve (FMC #882) as found on Bloomberg under the FMC Function. The Composite A-Rated yield is the Corporate A-Rated Composite asked yield reported by Bloomberg under the FMC 882 Function, or any successor thereto. If the Corporate Composite A-Rated asked yield is no longer reported by Bloomberg or its successor, we will choose a substantially similar yield, subject to any requisite approval of the insurance supervisory official of the jurisdiction in which the Contract is issued.

Demonstration of FLIO MVA

All assumptions, including interest rates, are hypothetical for illustration purposes only.

Example 1

If a policyholder elects a FLIO with a FLIO Income Security Date 20 years after FLIO inception and then 10 years after election withdraws the entire accumulation, the following market value adjustment would apply if interest rates drop 1%.

	At Purchase	At Surrender
FLIO Credited Rate	4.00%	4.00%
Requested Withdrawal Amount		$25,000
Duration (rounded up to next year)	N(1) = 10	N(2) = 6
Original Zero-Coupon Rate for Original Duration (“K”)	5.00%
New Zero-Coupon Rate for Remaining Duration (“m”)		4.00%
Market Value Adjustment		$750
Total FLIO Account Withdrawal		$25,750

Duration(1) = (1 + 4%) / 4% – 20 / ((1 + 4%)^20 – 1) = 9.21, which is rounded up to 10.

Duration(2) = (1 + 4%) / 4% – 10 / ((1 + 4%)^10 – 1) = 5.18, which is rounded up to 6.

Market Value Adjustment = Requested Withdrawal Amount x N(2) x (K-m-0.50%) = $25,000 x 6 x (5.00%-4.00%-0.50%) = $750

So, the MVA results in a FLIO Account Withdrawal of $25,000 plus a positive MVA of $750, for a total of $25,750.

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Example 2

If a policyholder elects a FLIO with a FLIO Income Security Date 20 years after FLIO inception and then 10 years after election withdraws the entire accumulation, the following market value adjustment would apply if interest rates rise 1%.

	At Purchase	At Surrender
FLIO Credited Rate	4.00%		4.00%
Requested Withdrawal Amount			$25,000
Duration (rounded up to next year)	N(1) = 10	N(2) = 6
Original Zero-Coupon Rate for Original Duration (“K”)	5.00%
New Zero-Coupon Rate for Remaining Duration (“m”)			6.00%
Market Value Adjustment		-$	2,250
Total FLIO Account Withdrawal			$22,750

Duration(1) = (1 + 4%) / 4% – 20 / ((1 + 4%)^20 – 1) = 9.21, which is rounded up to 10.

Duration(2) = (1 + 4%) / 4% – 10 / ((1 + 4%)^10 – 1) = 5.18, which is rounded up to 6.

Market Value Adjustment = Requested Withdrawal Amount x N(2) x (K-m-0.50%) = $25,000 x 6 x (5.00%-6.00%-0.50%) = -$2,250

So, the MVA results in a FLIO Account Withdrawal of $25,000 minus a negative MVA of $2,250, for a net of $22,750.

CHARGES

No Deductions from Premiums.  The Contract does not provide for any front-end charges (except for premium taxes as may be required in certain jurisdictions – and as described below).

Premium Taxes.  Currently, residents of several states may be subject to premium taxes on their Contracts. We normally will deduct any charges for premium taxes from your Contract Accumulation when it is applied to an Income Option or from Premiums or Contract Accumulation when allocated to an FTD or FLIO account. State premium taxes currently range from 1.0% to 3.5% of Premium payments and are determined by state insurance laws. Under current laws, premium taxes are not deducted for Contracts purchased as traditional IRAs, Roth IRAs, SIMPLE IRAs, or SEP IRAs.

Annual Maintenance Fee.  For Non-Qualified Contracts, your Contract will be subject to an annual maintenance fee of $25 while there is Contract Accumulation remaining in your Contract to compensate us for the expenses associated with administering your Contract. We will assess this fee annually, on every anniversary of the date of issue of your Contract, and if you surrender your Contract. We will waive the maintenance fee if your Contract Accumulation equals or exceeds $25,000 on an anniversary of your Contract or the day you surrender your Contract. We will deduct this charge first from any amounts you have in the Short Term Holding Account and then from the FTD with the most recent effective date. If more than one FTD became effective on the same most recent date, we will deduct the charge from the FTD with the shortest term on the date when we deduct the charge. This fee does not apply Contracts purchased as traditional IRAs, Roth IRAs, SIMPLE IRAs, or SEP IRAs. This charge does not apply if only FLIOs are elected. If both FLIOs and FTDs are elected, then the FLIO Account Balance does not count toward the $25,000 minimum Contract Accumulation requirement for the fee waiver.

Charge When Systematic Interest Withdrawals are Paid By Check.  We may impose a few of up to $5 per payment for systematic interest withdrawals paid by check.

Market Value Adjustment.  If you surrender your Contract more than 30 days before the end of the FTD’s term, make a withdrawal from an FTD more than 30 days before the end of the FTD’s term, apply Contract Accumulation to an Income Option more than one year prior to the maturity of the FTD’s term, or make a FLIO Account Withdrawal, we generally will apply an MVA to the amount being surrendered, withdrawn, or applied to an Income Option. An MVA may be positive or negative, which means an MVA may increase or decrease the amount you receive as a surrender, withdrawal, or annuity payment. Accordingly, you could lose a substantial portion of the Premium(s) you originally invested. You should carefully consider your income needs before purchasing a Contract. We will not apply an MVA upon cancellation of the Contract during the “free look” period, on systematic interest withdrawals, upon surrender or withdrawal from an FTD within the

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last 30 days of an FTD’s term, upon application of the Contract Accumulation to an Income Option during the last year of an FTD’s term, or upon payment of the death benefit. State laws and regulations may differ as to when we apply the MVA. If you were a New York resident at the time you purchased your Contract, we will not assess an MVA if you apply your Contract Accumulation to an Income Option, even if you do so more than one year before the end of an FTD’s term.

Surrender Charge.  We will assess a surrender charge on any FLIO Account Withdrawal. We will not assess a surrender charge upon cancellation of your Contract during the “free look” period or on FLIO Payments. We also do not assess a surrender charge on surrenders or withdrawals from FTDs, nor from withdrawals from the Short-Term Holding Account. We calculate the surrender charge and MVA independently of one another, each calculated based on the amount that you withdraw before any of the other adjustments.

The surrender charge will be equal to six months of simple interest on the amount withdrawn at the FLIO Account Rate (even if the FLIO has not been in force for six months), or a lesser amount, if required by state insurance law.

Example

All assumptions, including interest rates, are hypothetical for illustration purposes only.

If a policyholder elects a FLIO with an income security date 20 years after FLIO inception and a FLIO credited interest rate of 4%, and then 10 years after election withdraws the entire $25,000 accumulation, the Surrender Charge = $25,000 x 4.00% / 2 = $500.

RECEIVING ANNUITY PAYMENTS

You can elect to receive guaranteed annuity payments under your Contract. The determination of your annuity payment amounts will be based, among other things, on your choice of an Income Option and the amount applied to the Income Option. You may only apply Contract Accumulation to an Income Option. You may choose to receive monthly, quarterly, semi-annual or annual payments. If your annuity payments would be less than $100 a month, we may decide to change to less frequent payments, and, if we do, we will inform you of that decision. The total value of annuity payments that are eventually made to you may be more or less than the total Premium(s) you paid under the Contract.

We will apply an MVA to, and will deduct Surrender Charges from, the FLIO Account Balance before it is applied to determine your guaranteed annuity payments on Non-Qualified Contracts. (See “Flexible Lifetime Income Options (“FLIO”)” – “Market Value Adjustment” and “Charges.”) If you choose to receive annuity payments that begin more than one year before the end of an FTD’s term, we will apply an MVA to the Contract Accumulation withdrawn from that FTD before we calculate your annuity payments. (See “Fixed Term Deposit (“FTD”)” – “Market Value Adjustment.”) State laws and regulations may differ as to when we apply the MVA. If you were a New York resident at the time you purchased your Contract, we will not assess an MVA if you apply your Contract Accumulation to an Income Option, even if you do so more than one year before the end of an FTD’s term. We also may deduct any charges for premium taxes from your Contract Accumulation before we apply it to an Income Option. (See “The Contract” – “Charges” – “Premium Taxes.”)

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WHEN ANNUITY PAYMENTS BEGIN

Generally, you pick the date when you want annuity payments to begin when you complete your application for a Contract. The date you choose cannot be later than any Annuitant’s or any Contractowner’s 90th birthday. You can choose or change the Annuity Starting Date at any time before annuity payments actually begin. In any case, the Annuity Starting Date will be the first day of a month and cannot be earlier than fourteen months after the day your Contract is issued (twelve months for Contracts issued in Florida). Your first annuity check may be delayed while we process your choice of Income Option and calculate the amount of your initial payment.

For payments to begin on the Annuity Starting Date that you chose, we must receive all information and documentation necessary for the Income Option you have picked at our Administrative Office in good order. If you have Contract Accumulation for which we have not received all the necessary information in good order, we will defer the Annuity Starting Date for that Contract Accumulation until the first day of the month after the information has reached us in good order, but not beyond the Annuitant’s or any Contractowner’s 90th birthday. If you have not picked an Income Option, or if we have not otherwise received all the necessary information by the latest Annuity Starting Date, we will begin payments under a One-Life Annuity with a 10 year guaranteed period, or a shorter guaranteed period, if required under Federal tax law.

We will send your annuity payments by mail to your home address or (if you request) by mail or electronic fund transfer to your bank. If you want to change the address or bank where you want your annuity payments sent, it is your responsibility to notify us. We can send payments to your residence or most banks abroad.

ANNUITY PAYMENTS

If your Contract Accumulation is less than or equal to $25,000 and you want to begin receiving income, you must convert your entire Contract Accumulation to annuity income. If your Contract Accumulation is greater than $25,000 and you want to begin receiving income, you must convert at least $25,000 of your Contract Accumulation to annuity income.

Your annuity payments are based on your Contract Accumulation applied to provide the annuity payments on the Annuity Starting Date. At the Annuity Starting Date, the dollar amount of each annuity payment resulting from your Contract Accumulation will become fixed, based upon:

•	the Income Option you choose,
•	the length of the guaranteed period you choose, if applicable,
•	the frequency of payment you choose,
•	the ages of the Annuitant and any Second Annuitant,
•	our then-current annuity rates, which will not be less than those specified in your Contract’s rate schedule and
•	any premium taxes and/or MVAs applied to your Contract Accumulation on the Annuity Starting Date, if applicable.

INCOME OPTIONS

You have a number of different Income Options.

•

One-Life Annuity with or without a Guaranteed Period. This Income Option provides for annuity payments as long as the Annuitant lives. If you choose a guaranteed period (i.e., 10, 15 or 20 years) and your Annuitant dies before the guaranteed period is over, annuity payments will continue to you or your Beneficiary until the end of the guaranteed period you selected. If you do not choose a guaranteed period, all annuity payments end at the Annuitant’s death – so it is possible for the Annuitant to receive only one payment if the Annuitant dies less than a month after annuity payments start.

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•

Fixed-Period Annuities. This Income Option provides for annuity payments for a stipulated period of not less than two years or more than 30 years for non-qualified Contracts and not less than five years or more than 30 years for tax-qualified Contracts. At the end of the period you’ve chosen, annuity payments will stop. If you and your joint owner, if any, die before the period is up, your Beneficiary becomes the Contractowner.

•

Two-Life Annuities with or without a Guaranteed Period. This Income Option provides for annuity payments as long as the Annuitant or Second Annuitant lives, then continues at either the same or a reduced level for the life of the survivor, or until the end of the specified guaranteed period, if you choose one, whichever period is longer. There are three types of Two-Life Income Options, all available with or without a guaranteed period – Full Benefit While Either the Annuitant or the Second Annuitant is Alive, Two-Thirds Benefit After the Death of Either the Annuitant or the Second Annuitant, and a Half-Benefit After the Death of the Annuitant.

We may offer different Income Options in the future.

The commuted value of any annuity payments remaining to be paid after the death of a Beneficiary and during a guaranteed period may be paid in a lump sum, unless the Contractowner(s) direct(s) us otherwise. The commuted value is the present value of the remaining annuity payments that will be paid in a lump sum, and such present value is equal to the sum of the scheduled annuity payments less the interest that would have been earned on those payments, from the effective date of the commuted value calculation to the dates when each of the scheduled annuity payments would have been made.

The Fixed-Period Annuities Income Option is not available if you were a New York resident at the time you purchased your Contract.

Annuity payments are subject to Federal income tax.

The only ways to receive FLIO Payments are through the FLIO One-Life Annuity and the FLIO Two-Life Annuity. For more information see “Flexible Lifetime Income Option.”

DEATH BENEFITS

AVAILABILITY AND CHOOSING BENEFICIARIES

Unless the “Special Option For Spouses” (which is described immediately below) applies, the death benefit will be paid to the death benefits payee(s) if any Contractowner or Annuitant dies while there is a Contract Accumulation remaining or when the FLIO Death Benefit becomes payable as described in “Flexible Lifetime Income Options (“FLIO”)” above. We will pay the death benefit on the date that we receive due proof of your death or when a FLIO Death Benefit becomes payable as described in “Flexible Lifetime Income Options (“FLIO”)” above. When you complete your application for a Contract, you will name one or more Beneficiaries to receive the death benefit if any Contractowner or Annuitant dies. You can change your Beneficiaries at any time that there is Contract Accumulation remaining. For more information on designating Beneficiaries, you should contact us, and you may also want to consult your qualified legal advisor.

SPECIAL OPTION FOR SPOUSES

If the surviving spouse is the sole Beneficiary when the Contractowner dies, the surviving spouse can either choose to continue as the Contractowner as pertains to the Contract Accumulation, or receive the death benefit. If the surviving spouse does not make a choice within 60 days after we receive proof of the Contractowner’s death, the spouse will automatically become the Contractowner as pertains to the Contract Accumulation, and no death benefit will be paid to the surviving spouse. The surviving spouse will also become the Annuitant if the deceased owner was the Annuitant.

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The right of a spouse to continue the Contract and all Contract provisions relating to spouses and spousal continuation are available only to a person who meets the definition of “spouse” under Federal law. The Federal Defense of Marriage Act currently does not recognize same-sex marriages or civil unions, even those which are permitted under individual state laws. Therefore, the spousal continuation provisions of this Contract will not be available to such partners or same sex marriage spouses. Consult a tax advisor for more information on this subject.

This option does not apply to: (i) Contracts issued as traditional IRAs, Roth IRAs, SIMPLE IRAs, or SEP IRAs; and (ii) FLIOs. For Non-Qualified Contracts that contain both FTDs and FLIOs, the FTD may be continued by the spouse, but the FLIO may not.

AMOUNT OF DEATH BENEFIT

The amount of the death benefit is your Contract Accumulation, if any, plus any FLIO Death Benefit as described in “Flexible Lifetime Income Options (“FLIO”)” above. Each payee’s death benefit payable date is the date when we have received proof of death of either the Contractowner or the Annuitant (and in the case of a FLIO One-Life Annuity, the FLIO Annuitant and in the case of a FLIO Two-Life Annuity, the FLIO Annuitant and the FLIO Second Annuitant), and all information that we require for payment of the payee’s portion of the death benefit has been received by us at our Administrative Office in good order. We will not deduct a surrender charge or apply an MVA to the death benefit payment.

When a death benefit becomes payable, all FTDs and FLIOs will be terminated, and all FTD Values and FLIO Account Balance will be applied to the Short Term Holding Account for payment as a death benefit.

METHODS OF PAYMENT OF DEATH BENEFITS

We will pay each death benefit payee’s portion of the death benefit in one payment. Death benefit payments must be made within five years of your death. Upon payment of the death benefit, the Contract will terminate.

In all events, the death benefit and the termination provisions of the Contract will be administered in accordance with the requirements of Sections 72(s) or 401(a)(9) of the IRC, as applicable to your Contract.

FEDERAL INCOME TAXES

The following discussion is based on our understanding of current Federal income tax law, which is subject to change. For complete information on your personal tax situation, you should check with a qualified tax advisor.

TAXATION OF ANNUITIES

The following discussion assumes the Contracts qualify as “annuity contracts” for Federal income tax purposes:

In General.  IRC Section 72 governs annuity taxation generally. We believe that an owner who is a natural person usually will not be taxed on increases in the value of a Contract until there is a distribution (i.e., the Contractowner withdraws all or part of the Contract Accumulation or takes annuity payments.) Assigning, pledging, or agreeing to assign or pledge any part of the Contract Accumulation usually will also be considered a distribution.

Withdrawals of accumulated investment earnings will be taxable as ordinary income. The IRC generally requires withdrawals under your Non-Qualified Contract to be first allocated to investment earnings.

The owner of a Non-Qualified Contract who is not a natural person (such as a corporation or trust) generally must treat any increases in the value of the Contract during the taxable year as income. There are some exceptions to this rule, and a prospective Contractowner who is not a natural person should discuss these potential exceptions with a qualified tax advisor.

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The following discussion applies generally to Non-Qualified Contracts owned by a natural person:

Withdrawals.  If you make a withdrawal from your Contract, the IRC generally treats the withdrawal as first coming from earnings and then from your Premium(s). Such withdrawn earnings are includable in your income in the calendar year when the withdrawal occurs. In the absence of direct guidance under the IRC, we will treat all payments under the Contract as withdrawals for tax reporting purposes, except as described under “Annuity Payments” below. With respect to FLIO Account Withdrawals, it is possible that the IRS could take a different position and treat the entire amount of the withdrawal as taxable. Please consult your tax adviser for more information about your particular situation.

The Contract Accumulation immediately before a withdrawal occurs may have to be increased by any positive MVA. There is no definitive guidance on the proper tax treatment of MVAs, and you may want to consult a qualified tax advisor if you receive an MVA as part of a withdrawal.

Annuity Payments.  Although the tax consequences may vary depending on the annuity payment option you select, in general, only a portion of the annuity payments you receive will be includable in your gross income. In general, the excludable portion of each annuity payment you receive will be determined as follows: by dividing your “investment in the contract” on the annuity commencement date by the total expected value of the annuity payments for the term of the payments. This is the percentage of each annuity payment that is excludable from your gross income.

The remainder of each annuity payment you receive is includable in your gross income. Once your “investment in the contract” has been fully recovered through the receipt of excludable portions of annuity payments, the full amount of any additional annuity payments will be includable in your gross income and will be taxed as ordinary income.

Congress recently enacted legislation providing that payments for at least 10 years or lifetime income payments may be taxed as annuity payments even where they represent only part of the taxpayer’s interest in the annuity contract. In the absence of further guidance under the IRC, we will generally treat FLIO Payments and payments under guaranteed annuity options as annuity payments for tax reporting purposes. It is possible that FLIO Account Withdrawals could adversely affect the tax treatment of FLIO Payments. Please consult your tax adviser for more information about your particular situation.

If, after the annuity commencement date, annuity payments stop because an Annuitant died, the excess (if any) of your “investment in the contract” as of the annuity commencement date over the aggregate amount of annuity payments received that was excluded from gross income may possibly be allowable as a deduction in your tax return.

FLIO Payments.  Congress recently enacted legislation we believe indicates that FLIO payments can generally be treated as annuity payments for tax reporting purposes, and we intend to treat such payments as annuity payments.

FLIO Account Withdrawals.  In the absence of guidance from the IRS, we will treat a FLIO Account Withdrawal as taxable only to the extent the sum of (1) the FLIO Account Balance from which the FLIO Account Withdrawal is taken and (2) any positive MVA applied in connection with the FLIO Account withdrawal exceeds remaining premium allocated to the applicable FLIO Account. It is possible that the IRS could treat the entire amount of the FLIO Account Withdrawal as taxable income. In addition, you should be aware that there is uncertainty as to whether a FLIO Account Withdrawal could have an adverse impact on the tax treatment of further and possibly previous FLIO payments. You should consult a tax adviser before requesting a FLIO Account Withdrawal.

Required Distributions.  In order for your Contract to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the IRC requires that it contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of the Contractowner. Specifically, Section 72(s)

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requires that (a) if any Contractowner dies when Income Payments remain due, but prior to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such Contractowner’s death; and (b) if any Contractowner dies prior to the Annuity Starting Date, the entire interest in the Contract will be distributed within five years after the date of such Contractowner’s death. However, if the designated Beneficiary is the surviving spouse of the deceased Contractowner (as defined under Federal law), the Contract may be continued with the surviving spouse as the new Contractowner. (See “Death Benefits” – “Special Option for Spouses”).

The Contract contains provisions that are intended to comply with these IRC requirements, although no regulations interpreting these requirements have yet been issued. We intend to review the applicable provisions in the Contract and modify them, if necessary, to assure that they comply with the IRC requirements when such requirements are clarified by the IRS, by regulation, or otherwise.

Early Distribution Tax Penalty. The IRC also provides that any amount you receive from your Contract that is included in income may be subject to an IRS tax penalty. The amount of the IRS tax penalty is equal to 10% of the amount that is includable in income. Some withdrawals will be exempt from the tax penalty. They include any amounts:

(1)	paid on or after you reach age 59 1/2;

(2)	paid after you die;

(3)	paid if the you become totally disabled (as that term is defined in the IRC);

(4)	paid in a series of substantially equal payments made annually (or more frequently) for life or a period not exceeding life expectancy;

(5)	paid under an immediate annuity (as that term is defined in the IRC); or

(6)	that come from purchase payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified (unless the modification is made under permitted exceptions) before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax that would have been imposed (the 10% tax penalty) but for the exception, plus interest for the tax years in which the exception was used.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments.

Transfers, Assignments Or Exchanges Of A Contract. Transferring Contract ownership, pledging the Contract as security for a loan, designating an Annuitant, payee or other Beneficiary who is not also the Contractowner, designating an Annuity Starting Date, or exchanging a Contract can have other tax consequences that we do not discuss here. If you are thinking about any of those transactions, contact a qualified tax advisor.

Multiple Contracts. In determining gross income, Section 72(e) will treat as one contract all TIAA-CREF Life non-qualified and TIAA non-qualified deferred annuity contracts issued to the same contract owner during any calendar year. This treatment could affect when income from withdrawals is taxable and how much might be subject to the 10% IRS tax penalty on earnings (see above). You should consult a qualified tax advisor before buying more than one deferred annuity contract in any calendar year from us and/or TIAA for the purpose of gaining a tax advantage.

TIAA-CREF Investment Horizon Annuity Prospectus	24

Partial 1035 Exchanges. Section 1035 of the IRC provides that a non-qualified annuity contract may be exchanged in a tax-free transaction for another annuity contract. The IRS has also ruled that a partial exchange of an annuity contract, whereby a portion of an annuity contract is directly transferred into another annuity contract, would also qualify as a non-taxable exchange. IRS guidance provides that a distribution from either of the contracts involved in the direct partial exchange within 12 months of the exchange would result in the exchange being treated as a taxable distribution from the first contract, followed by a payment for the second contract, except in limited circumstances, including a lifetime event such as divorce, disability, or loss of employment which occurred between the date of the partial direct exchange and the withdrawal. Contractowners should consult their own qualified tax advisors prior to entering into a partial exchange of an annuity contract.

Medicare Tax. Beginning in 2013, distributions from non-qualified annuity contracts will be considered “investment income” for purposes of the newly enacted Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g. earnings) to individuals whose income exceeds certain threshold amounts ($200,000 for filing single, $250,000 for married filing jointly and $125,000 for married filing separately.) Please consult a tax advisor for more information.

INDIVIDUAL RETIREMENT ANNUITIES AND ACCOUNTS

Traditional and Roth IRAs: You and your spouse can each open a traditional IRA with an annual contribution of up to $5,000 each or by rolling over funds from another IRA or an eligible retirement plan. If you are age 50 or older, you may contribute up to $6,000. The combined limit for your contribution to a traditional IRA and a Roth IRA for a single year is $5,000, or $6,000 if you are age 50 or older, excluding rollovers. (The dollar limits listed are for 2010; different dollar limits may apply in future years.)

You or your spouse can each open a Roth IRA with an annual contribution of up to $5,000 or with a rollover from another IRA. If you are age 50 or older, you may contribute up to $6,000. The combined limit for your contributions to a traditional IRA and a Roth IRA for a single year is $5,000, or $6,000 if you are age 50 or older, excluding rollovers. (The dollar limits listed are for 2010; different dollar limits may apply in future years.)

Both traditional and Roth IRAs are issued directly to you (or, if applicable, the trustee or custodian of your IRA account). Joint accounts are not permissible.

SEP IRA and SIMPLE IRA. Your employer may offer SEP IRAs (Simplified Employee Pension Plans) and SIMPLE IRAs (Savings Incentive Match Plan for Employees), which are subject to different rules for contributions.

Taxation of Distributions. Distributions from traditional IRAs, SEP IRAs and SIMPLE IRAs generally are subject to Federal income tax as ordinary income (except to the extent attributed to any nondeductible contributions you made to the IRA) and you may have to pay an additional 10% early distribution tax on the taxable amount if you are under age 59 1/2. For SIMPLE IRAs, the 10% penalty is increased to 25% if the distribution occurs within the first two years after the commencement of your participation in the plan.

Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made. You will not have to pay this tax in certain circumstances.

Rollovers or direct transfers among IRAs or eligible retirement plans may not be subject to tax, if certain requirements are met. A rollover from or conversion of a traditional IRA to a Roth IRA is generally subject to

25	TIAA-CREF Investment Horizon Annuity Prospectus

tax. A special rule permits taxation of Roth IRA conversions made during the 2010 tax year to be split between 2011 and 2012. You may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years.

Please consult your tax adviser for more information before requesting a distribution.

Minimum Distribution Requirements: For traditional IRAs, SEP IRAs and SIMPLE IRAs, payments must begin by April 1 of the year after you reach age 70 1/2. If you do not begin distributions on time, you may be subject to a 50% excise tax on the amount you should have received but did not. Roth IRAs are generally not subject to these rules requiring minimum distributions during your lifetime. Your traditional IRA, Roth IRA SEP IRA or SIMPLE IRA is also subject to minimum distribution rules on your death, which may require distribution of the entire interest in your Contract within five years of your death. You or your beneficiary is responsible for requesting distributions that comply with the minimum distribution rules. Please consult your tax advisor for more information.

Transfers, Assignments Or Exchanges Of A Contract. For any Qualified Contract, transferring Contract ownership, pledging the Contract as security for a loan, or designating an Annuitant, payee or other Beneficiary who is not also the Contractowner, and certain other transactions may have adverse tax consequences.

WITHHOLDING

Distributions are usually subject to withholding for the recipient’s Federal income tax liability at rates that vary according to the type of distribution and the recipient’s tax status. However, recipients can usually choose not to have tax withheld from distributions.

POSSIBLE CHARGE FOR TIAA-CREF LIFE’S TAXES

Currently, we do not charge the Contracts for any Federal, state, or local taxes on it other than premium taxes (See “The Contract” – “Charges” – “Premium Taxes”), but we reserve the right to charge the Contracts for any tax or other cost resulting from tax laws that we believe should be attributed to the Contracts.

OTHER TAX ISSUES

Federal estate taxes. While no attempt is being made to discuss the Federal estate tax implications of the Contract, you should keep in mind that the value of a Contract owned by a decedent and payable to a Beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the Contract, the value of the annuity included in the gross estate may be the value of the lump sum amount payable to the designated Beneficiary or the actuarial value of the payments to be received by the Beneficiary. You should consult a qualified estate planning advisor for more information.

Generation-skipping transfer tax. Under certain circumstances, the IRC may impose a “generation skipping transfer tax” when all or part of a Contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contractowner. Regulations issued under the IRC may require us to deduct this tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

Estate, gift, and generation-skipping transfer taxes in 2010. In 2001, Congress enacted the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), which eliminated the estate tax (but not the gift tax) and replaced it with a carryover basis income tax regime for estates of decedents dying in 2010, and also eliminated the generation-skipping transfer tax for transfers made in 2010. Beginning in 2011, however, EGTRRA allowed the estate, gift, and generation-skipping transfer taxes to return to their pre-EGTRRA form. Moreover, it is possible that Congress may enact legislation reinstating the estate and generation-skipping transfer taxes for 2010, possibly on a retroactive basis. The uncertainty as to future estate, gift, and generation-skipping transfer taxes underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

TIAA-CREF Investment Horizon Annuity Prospectus	26

Annuity purchases by nonresident aliens.  The discussion above provides general information regarding U.S. Federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers who are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax advisor regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.

Foreign tax credits.  We may benefit from any foreign tax credits attributable to taxes paid by certain funds to foreign jurisdictions to the extent permitted under Federal tax law.

Possible tax law changes.  Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult your tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any Contact and do not intend the above discussion as tax advice.

TAX ADVICE

What we tell you here about Federal and other taxes is not comprehensive and is for general information only. It does not cover every situation. Taxation varies depending on the circumstances, and state and local taxes may also be involved. For complete information on your personal tax situation, you should check with a qualified tax advisor.

TIAA-CREF LIFE INSURANCE COMPANY

[Information on TIAA-CREF Life Insurance Company will be added in a subsequent post-effective amendment]

GENERAL MATTERS

TELEPHONE AND INTERNET

To speak with a customer service representative to make requests related to your Contract or to obtain more information, you can call the Administrative Office at 877-694-0305.

You can also use the TIAA-CREF Web Center’s account access feature to check your Contract Accumulation. You will be asked to enter your Contract number and Social Security number. To use the Web Center’s account access feature, access the TIAA-CREF Internet home page at www.tiaa-cref.org.

CONTACTING TIAA-CREF LIFE

We will not consider any notice, form, request, or payment to have been received by us until it reaches our Administrative Office. You can ask questions by calling toll-free 877-694-0305.

ELECTRONIC PROSPECTUSES

If you received this prospectus electronically and would like a paper copy, please call 877-694-0305, and we will send it to you.

27	TIAA-CREF Investment Horizon Annuity Prospectus

DELAYS IN PAYMENTS

We have the right to defer withdrawals from the Short Term Holding Account for up to six months. If we defer such withdrawals for 10 or more Business Days, we will credit interest to such amounts at the rate we are currently crediting to the Short Term Holding Account, but not less than your Contract’s minimum guaranteed interest rate. If, at any time, applicable state law requires the crediting of a higher rate of interest, we will credit such higher rate.

HOUSEHOLDING

To cut costs and eliminate duplicate documents sent to your home, we may begin mailing only one copy of the prospectus, prospectus supplements, or any other required documents, to your household, even if more than one Contractowner lives there. If you would prefer to continue receiving your own copy of any of these documents, you may write us or call us toll-free at 877-694-0305.

SIGNATURE REQUIREMENTS

For some transactions, we may require your signature to be notarized or guaranteed by a commercial bank or a member of a national securities exchange.

ERRORS OR OMISSIONS

We reserve the right to correct any errors or omissions on any form, report or statement that we send to you.

LOANS

Loans are not available under your Contract.

OTHER ADMINISTRATIVE MATTERS

The Contract and the completed application are the entire contractual agreement between you and TIAA-CREF Life. We will issue the Contract in return for your completed application and the first Premium. Any endorsement to or amendment of the Contract or waiver of any of its provisions will be valid only if in writing and signed by an executive officer or a registrar of TIAA-CREF Life. All benefits are payable at our home office at 730 Third Avenue, New York, NY 10017-3206 or at our Administrative Office.

ASSIGNMENT OF CONTRACTS

For Non-Qualified Contracts, you may not assign the entire Contract. Subject to our prior approval of your written notice and request to us, you may assign available Contract Accumulation (which is Contract Accumulation not already subject to an assignment). (Once Contract Accumulation is applied to a FLIO account, it is no longer Contract Accumulation.) We assume no responsibility for the validity of any assignment of Contract Accumulation, nor will notice to us of any assignment be effective unless it is in writing and has been received in good order and approved by us. The rights of the Contractowners, Annuitant, any Second Annuitant, any Beneficiaries and any other person to receive benefits under your Contract will be subject to the terms of any assignment. You should consult a qualified tax advisor before making any assignment of your Contract. We reserve the right to restrict any such assignment of Contracts in our sole discretion on a non-discriminatory basis, except where any such restriction would be prohibited by state law. You may not assign annuity payments. FLIO Account Balance and FLIO Payments also may not be assigned.

For Qualified Contracts, neither you nor any other person may assign, pledge, or transfer ownership of the Contract or any benefits under its terms. Any such action will be void and of no effect.

TIAA-CREF Investment Horizon Annuity Prospectus	28

PAYMENT TO AN ESTATE, GUARDIAN, TRUSTEE, ETC.

We reserve the right to pay in one sum the commuted value of any benefits due an estate, corporation, partnership, trustee or other entity that is not a natural person. TIAA-CREF Life will not be responsible for the conduct of any executor, trustee, guardian, or other third party to whom payment is made.

BENEFITS BASED ON INCORRECT INFORMATION

If the amounts of benefits provided under a Contract were based on information that is incorrect, benefits will be recalculated on the basis of the correct data. If any overpayments or underpayments have been made by us, appropriate adjustments will be made. Any amounts so paid or charged will include compound interest at the effective rate of 6%  per year.

PROOF OF SURVIVAL

We reserve the right to require satisfactory proof that the Annuitant, FLIO Annuitant, Second Annuitant, FLIO Second Annuitant, or anyone named to receive benefits under a Contract is living on the date payment is due. If this proof is not received in good order after a request in writing, we will have the right to make reduced payments or to withhold payments entirely until such proof is received. If under a Two-Life Annuity we have overpaid benefits because we were not notified of a death, we will reduce or withhold subsequent payments until the amount of the overpayment, plus compound interest at the rate of 6% per year, has been recovered.

PROTECTION AGAINST CLAIMS OF CREDITORS

The benefits and rights accruing to you or any other persons under the Contract are exempt from the claims of creditors or legal process to the fullest extent permitted by law.

PROCEDURES FOR ELECTIONS AND CHANGE

You have to make any changes or elections under the Contract in a form acceptable to us at our home office at 730 Third Avenue, New York, NY 10017-3206 or at our Administrative Office. If you send us a notice changing your Beneficiaries or other persons named to receive payments, it will take effect as of the date it was signed by you, even if you then die before the notice actually reaches us. Any other notice will take effect as of the date we receive it. If we take any action in good faith before we receive a valid notice, we will not be subject to liability even if our acts were contrary to what you told us in the notice. If a joint owner has been named and both owners are living, authorization from both owners is required for changes and transactions other than the allocation of Premiums.

REPORTS

At least once each year, we will send you a report showing your current Contract Accumulation, FTD Values, interest credited, surrender charges deducted and MVAs applied, if any, during the period covered by the report, and any other information required by law.

RELIANCE ON EXEMPTION FROM 1934 ACT REPORTING

We are relying on Rule 12h-7 under the Securities Exchange Act of 1934 (the “1934 Act”), which provides an exemption from the reporting requirements of Sections 13 and 15(d) of the 1934 Act.

DISTRIBUTION OF THE CONTRACTS

We offer the Contracts to the public on a continuous basis. We anticipate continuing to offer the Contracts but reserve the right to discontinue the offering.

29	TIAA-CREF Investment Horizon Annuity Prospectus

The Contracts are offered by TIAA-CREF Individual & Institutional Services, LLC, a wholly-owned subsidiary of TIAA. Services is registered with the SEC as a broker dealer, and is a member of FINRA. Services may also enter into selling agreements with affiliated entities or with third parties to distribute the Contracts. Services may be considered the “principal underwriter” for interests in the Contract. Anyone distributing the Contracts must be a registered representative of Services or have entered into a selling agreement with Services. The main offices of Services are at 730 Third Avenue, New York, NY 10017-3206. No commissions are paid in connection with the distribution of the Contracts, although we will reimburse Services from our General Account assets for all reasonable costs and expenses incurred by Services in connection with distributing the Contracts. (We will make the cost and expense reimbursements to TIAA, and TIAA will remit the cost and expense reimbursements to Services.) We intend to recoup the cost and expense reimbursements that we make to Services through a portion of the investment spread that we expect to earn between the investment of Premiums and the interest that we will credit to the Contracts.

LEGAL PROCEEDINGS

There are no material pending legal proceedings, other than ordinary routine litigation incidental to our business, to which we or any of our subsidiaries are a party or of which any of our properties are the subject.

EXPERTS

[This section will be added in a subsequent post-effective amendment.]

LEGAL MATTERS

[This section will be added in a subsequent post-effective amendment.]

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

[This section will be added in a subsequent post-effective amendment.]

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

[This section will be added in a subsequent post-effective amendment.]

EXECUTIVE OFFICERS AND DIRECTORS

[This section will be added in a subsequent post-effective amendment.]

EXECUTIVE COMPENSATION

[This section will be added in a subsequent post-effective amendment.]

TRANSACTIONS WITH RELATED PERSONS

[This section will be added in a subsequent post-effective amendment.]

FINANCIAL STATEMENTS

[Financial Statements will be added in a subsequent post-effective amendment.]

TIAA-CREF Investment Horizon Annuity Prospectus	30

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.*

The expenses for the issuance and distribution of the Contracts, other than any underwriting discounts and commissions, are as follows:

Securities and Exchange Commission Registration Fees	$
Printing and engraving
Accounting fees and expenses
Legal fees and expenses
Miscellaneous

TOTAL EXPENSES	$

[To be inserted in a subsequent post-effective amendment]

* Estimated.

Item 14.  Indemnification of Directors and Officers.

The TIAA-CREF Life Insurance Company bylaws provide that the TIAA-CREF Life Insurance Company will indemnify, in the manner and to the fullest extent permitted by law, each person made or threatened to be made a party to any action, suit or proceeding, whether or not by or in the right of the TIAA-CREF Life Insurance Company, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that he or she or his or her testator or intestate is or was a director, officer or employee of the TIAA-CREF Life Insurance Company, or is or was serving at the request of the TIAA-CREF Life Insurance Company as director, officer or employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if such director, officer or employee acted, in good faith, for a purpose that he reasonably believed to be in, or in the case of service for any other corporation or any partnership, joint venture trust, employee benefit plan or other enterprise, not opposed to, the best interests of the TIAA-CREF Life Insurance Company and in criminal actions or proceedings, in addition, had no reasonable cause to believe his or her conduct was unlawful. To the fullest extent permitted by law such indemnification shall include judgments, fines, amounts paid in settlement, and reasonable expenses, including attorneys’ fees. No payment of indemnification, advance or allowance under the foregoing provisions shall be made unless a notice shall have been filed with the Superintendent of Insurance of the State of New York not less than thirty days prior to such payment specifying the persons to be paid, the amounts to be paid, the manner in which payment is authorized and the nature and status, at the time of such notice, of the litigation or threatened litigation.

Item 15.  Recent Sales of Unregistered Securities

None.

31	TIAA-CREF Investment Horizon Annuity Prospectus

Item 16.  Exhibits.

(1)		Form of Distribution Agreement for the TIAA-CREF Investment Horizon Annuity Contracts between TIAA-CREF Life Insurance Company and TIAA-CREF Individual & Institutional Services, LLC[3]

(2)		None

(3)	(A)	Charter of TIAA-CREF Life Insurance Company[1]
	(B)	Bylaws of TIAA-CREF Life Insurance Company[2]

(4)	(A)	TIAA-CREF Investment Horizon Annuity Contract[3]
	(B)	TIAA-CREF Investment Horizon Annuity Application[2]
	(C)	FLIO Endorsement to TIAA-CREF Investment Horizon Annuity Contract
	(D)	TIAA-CREF Investment Horizon Annuity Contract Traditional IRA
	(E)	TIAA-CREF Investment Horizon Annuity Contract Roth IRA
	(F)	TIAA-CREF Investment Horizon Annuity IRA Application

(5)		Legality Opinion and Consent of Meredith Kornreich, Esquire (To be filed by amendment)

(10)	(A)	Investment Management Agreement dated December 10, 1996, by and between Teachers Insurance and Annuity Association of America and TIAA Life Insurance Company[2]
	(B)	Amended and Restated Service Agreement by and between Teachers Insurance and Annuity Association of America and TIAA-CREF Life Insurance Company dated as of January 1, 1999[2]
	(C)	Financial Support Agreement between Teachers Insurance and Annuity Association of America on behalf of TIAA-CREF Life Insurance Company dated November 2, 1998[2]
	(D)	Tax Allocation Agreement dated January 1, 1998 by and among TIAA Board of Overseers, Teachers Insurance and Annuity Association of America and the direct and indirect subsidiaries of TIAA listed on Schedule A to the Agreement[2]
	(E)	Master Independent Contractor Agreement between Teachers Insurance and Annuity Association of America and McCamish Systems, L.L.C. dated March 4, 2005[2]

(14)		TIAA-CREF Life Insurance Company Code of Ethics for Senior Financial Officers[5]

(21)		Subsidiaries of TIAA-CREF Life Insurance Company[5]

(23)		Consent of PricewaterhouseCoopers LLP (To be filed by amendment)

(24)		Powers of Attorney[4]

[1]	Incorporated by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, filed December 9, 1998 (File No. 333-61761).

[2]	Incorporated by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1, filed June 13, 2008 (File No. 333-149714).

[3]	Incorporated by reference to the Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1, filed July 18, 2008 (File No. 333-149714).

[4]	Incorporated by reference to the Post-Effective Amendment No. 4 to the Registration Statement on Form N-6, filed on January 23, 2009 (File Nos. 333-128699).

[5]	Incorporated by reference to the Post-Effective Amendment No. 2 to the Registration Statement on Form S-1, filed on April 23, 2010 (File No. 333-149714).

TIAA-CREF Investment Horizon Annuity Prospectus	32

Item 17.  Undertakings.

(A) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

33	TIAA-CREF Investment Horizon Annuity Prospectus

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(B) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

TIAA-CREF Investment Horizon Annuity Prospectus	34

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, TIAA-CREF Life Insurance Company has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Charlotte, and State of North Carolina on the      day of April, 2011.

TIAA-CREF LIFE INSURANCE COMPANY

By:	/S/ ANTHONY M. GARCIA
Anthony M. Garcia
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on April     , 2011, in the capacities indicated.

/S/ ANTHONY M. GARCIA Anthony M. Garcia	President and Chief Executive Officer

* Linda S. Dougherty	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

*	Director
David M. Anderson

*	Director
Elizabeth D. Black

*	Director
Sanjeev Handa

*	Director
Nancy Heller

*	Director
Eric T. Jones

*	Director
Harry I. Klaristenfeld

*	Director
Matthew Kurzweil

*	Director
Steven Maynard

*	Director
Russell Noles

*	Director
Wayne Williams

*	Signed by Edward L. Hancock, Esq. as attorney-in-fact pursuant to a Power of Attorney effective April , 2011.

/S/ EDWARD L. HANCOCK, ESQ.
Edward L. Hancock, Esq. Attorney-in-fact

35	TIAA-CREF Investment Horizon Annuity Prospectus

EXHIBIT INDEX

(4)	(C)	FLIO Endorsement to TIAA-CREF Investment Horizon Annuity Contract

	(D)	TIAA-CREF Investment Horizon Annuity Contract Traditional IRA

	(E)	TIAA-CREF Investment Horizon Annuity Contract Roth IRA

	(F)	TIAA-CREF Investment Horizon Annuity IRA Application

(5)	Legality Opinion and Consent of Meredith Kornreich, Esquire

TIAA-CREF Investment Horizon Annuity Prospectus	36